A-1 @

Registration No. 24-3656

02024053

SECURITIES AND EXCHANGE COMMISSION

POST QUALIFICATION AMENDMENT NO. 8
TO
FORM 1-A

REGULATION A OFFERING STATEMENT

UNDER

THE SECURITIES ACT OF 1933

STEUBEN TRUST CORPORATION
(Exact name of issuer as specified in its charter)

NEW YORK
(State or other jurisdiction of incorporation or organization)

One Steuben Square, Hornell, New York 14843-1699
(607) 324-5010

(Address, including zip code, and telephone number, including area code, of issuer's principal executive offices)

Frank T. Crego, Esq.
UNDERBERG & KESSLER LLP
1800 Chase Square
Rochester, New York 14604
(716) 258-2800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

6060	16-1368310
Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I
NOTIFICATION

Item 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) and (b): The Issuer's Directors and Officers:

Name	Business Address	Residence Address
Robert U. Blades, Jr. Director	A.L. Blades & Sons, Inc. Webb's Crossing Road Hornell, NY 14843	1609 Heather Heights Hornell, NY 14843
Edward G. Coll, Jr. Director	(not applicable)	P.O. Box 121 Alfred Station, NY 14803
Stoner E. Horey Director	Empire State Development 30 S. Pearl St., SBTIS, 6th Fl. Albany, NY 12245	3461 Pierce Road Canisteo, NY 14823
James P. Nicoloff Senior Vice President, Treasurer and Chief Financial Officer	One Steuben Square Hornell, NY 14843-1699	62 Maple Street Hornell, NY 14843
Charles D. Oliver Director	17 South Church St. Canaseraga, NY 14822	8 North Street Canaseraga, NY 14822
Alain Percet Director	1 Transit Drive Hornell, NY 14843	1267 Phelps Drive Arkport, NY 14807
Kenneth D. Philbrick President and Chief Executive Officer and a Director	One Steuben Square Hornell, NY 14843-1699	1100 Sharps Hill Road Arkport, NY 14807
Laurie B. Puffer Corporate Secretary and Branch Operations Manager	One Steuben Square Hornell, NY 14843-1699	412 Cleveland Avenue Hornell, NY 14843
David A. Shults Chairman of the Board and Director	9 Seneca Street Hornell, NY 14843	66 Maple Street Hornell, NY 14843
Eric Shults Director	9 Seneca Street Hornell, NY 14843	427 Seneca Road Hornell, NY 14843

Name	Business Address	Residence Address
James B. Van Brunt Executive Vice President	One Steuben Square Hornell, NY 14843-1699	448 Cleveland Avenue Hornell, NY 14843
Sherry C. Walton Director	Alfred University Olin Building Alfred, NY 14802	4165 Grandview Avenue Wellsville, NY 14895
Charles K. Wellington Director	(not applicable)	8980 Oak Hill Road Arkport, NY 14807

(c) The Issuer's general partners: not applicable.

(d) The record owners of 5% or more of any class of the Issuer's equity securities: Record holders of 5% or more of the Issuer's Common Stock:

Name	Business Address	Residence Address
Steuben Trust Company, as trustee for Richard W. Bradley, QTIP Trust	One Steuben Square Hornell, New York 14843-1699	(not applicable)
David A. Shults	9 Seneca Street Hornell, New York 14843	66 Maple Street Hornell, New York 14843
Dick T. Hollands	N/A	1027 Broad Branch Court McLean, Virginia 22101
Eric Shults	9 Seneca Street Hornell, New York 14843	427 Seneca Rd. Hornell, New York 14843

(e) The beneficial owners of 5% or more of any class of the Issuer's equity securities:

See responses under (d) above.

(f) Promoters of the Issuer: Not applicable.

(g) Affiliates of the Issuer: See (a) and (b) above.

(h) Counsel to the issuer with respect to the proposed offering:

Underberg & Kessler LLP, 1800 Chase Square, Rochester, New York 14604

(i) through (m):

Each underwriter with respect to the proposed offering; the underwriter's directors; the underwriter's officers; the underwriter's general partners; and counsel to the underwriter:

In each case, not applicable.

Item 2. Application of Rule 262

(a) No person identified in response to Item 1 is subject to any of the disqualification provisions set forth in Rule 262.

(b) Not applicable.

Item 3. Affiliate Sales

Not applicable.

Item 4. Jurisdictions in Which Securities Are to be Offered

(a) None.

(b) The Common Stock to be offered by the Issuer in its Share Owner Dividend Reinvestment and Stock Purchase Plan ("Plan") will be offered to the Issuer's existing shareholders who reside in the states of: California, Colorado, Connecticut, Delaware, Florida, Idaho, Illinois, Maryland, Massachusetts, Minnesota, New Jersey, New York, Ohio, Pennsylvania, Tennessee, Texas, and Virginia. The Plan and any shares of Common Stock purchased by the Issuer for such Plan are being offered to existing shareholders of the Issuer by delivery of the final Offering Circular by United States mail.

Item 5. Unregistered Securities Issued or Sold Within One Year

Not applicable.

Item 6. Other Present or Proposed Offerings

None.

Item 7. Marketing Arrangements

None; not applicable.

Item 8. Relationship With Issuer of Experts Named in Offering Statement

Not applicable.

Item 9. Use of a Solicitation of Interest Document

No; not applicable.

PART II
OFFERING CIRCULAR

4

OFFERING CIRCULAR

STEUBEN TRUST CORPORATION
SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

423,325 shares of Common Stock
$1.00 par value

TO THE COMMON SHAREHOLDERS OF STEUBEN TRUST CORPORATION:

We are pleased to provide you this Offering Circular describing the Steuben Trust Corporation ("STC" or the "Corporation") Share Owner Dividend Reinvestment and Stock Purchase Plan (the "Plan"). The Plan offers our shareholders who own the Corporation's Common Stock the opportunity to automatically reinvest any cash dividends on your Common Stock in the purchase of additional shares of Common Stock. No brokerage commissions, fees, or service charges will be paid by shareholders participating in the Plan for purchases of shares made under the Plan.

Dividends will be reinvested on a quarterly basis as paid. The Plan may purchase shares of Common Stock on the open market or from the Corporation for the accounts of participants in the Plan, as further described herein.

Shareholders may enroll in the Plan by completing the enclosed Authorization Form and returning it to American Stock Transfer and Trust Company, 40 Wall Street, New York, New York 10005, the Corporation's Agent for administering the Plan. Shareholders enrolled in the Plan will continue in the Plan until they notify American Stock Transfer and Trust Company in writing that they wish to withdraw from participation in the Plan.

If you do not wish to participate in the Plan, you do not need to take any action. You will continue to receive your cash dividends, if and when declared, by check.

Additional information about the Plan is provided in question-and-answer form in this Prospectus. Should any additional questions arise, please contact us.

Sincerely,

Kenneth D. Philbrick,
President and Chief Executive Officer

This Offering Circular relates to 423,325 shares of Common Stock, par value $1.00 per share, of the Corporation registered for sale under the Plan. Please retain this Offering Circular for future reference.

STEUBEN TRUST CORPORATION

One Steuben Square
Hornell, New York 14843-1699
(607) 324-5010

423,325 shares of Common Stock

All the shares of Common Stock offered hereby are being sold by Steuben Trust Corporation ("STC" or the "Corporation"). There is no public market for the Common Stock and it is unlikely that a public market will develop as a result of this Offering. The Corporation does not intend to list the Common Stock on any securities exchange or The Nasdaq Stock Market. The offering price will be determined as set forth in the Plan, a copy of which is attached hereto as Annex 1.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

	Price to Public (1)	Underwriting Discounts and Commissions	Proceeds to the Corporation (2)
Per Share	$ (1)	$ -0-	$ (2)
Total	$ (1)	$ -0-	$ (2)

(1) If shares are purchased in the market through the Plan, such purchases will be made at prevailing market prices and the price to each Plan participant's account will be based upon the average price of all shares of Common Stock so purchased.

(2) If unissued or treasury shares of the Corporation's Common Stock are purchased through the Plan from the Corporation, the price per share at which the shares will be purchased will be their "fair market value" at the time of such purchase as determined by a Committee of the Corporation's Board of Directors as provided for under the terms of the Plan.

The date of this Offering Circular is March 1, 2002

TABLE OF CONTENTS

AVAILABLE INFORMATION

The Corporation's principal executive offices are located at One Steuben Square, Hornell, New York, telephone (607) 324-5010.

The Corporation has filed with the Securities and Exchange Commission ("SEC") a Form 1-A Regulation A Offering Statement under the Securities Act of 1933, as amended (the "Securities Act") relating to the shares of Common Stock offered hereby. This Offering Circular does not contain all of the information set forth in the Form 1-A Offering Statement and the exhibits thereto, certain portions of which have been omitted pursuant to the rules and regulations of the SEC.

The Offering Statement may be inspected and copied at prescribed rates at the public reference room maintained by the SEC at 450 Fifth Street, NW, Room 1024, Washington, D.C. 20549. Copies of this material may also be obtained at prescribed rates by writing to the SEC, Public Reference Section, 450 Fifth Street, NW, Washington, D.C. 20549.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS OFFERING CIRCULAR AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE CORPORATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE BUSINESS AFFAIRS OF THE CORPORATION SINCE THE DATE OF THIS OFFERING CIRCULAR. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE CORPORATION CONCERNING THIS OFFERING AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

NOTICE TO RESIDENTS OF PENNSYLVANIA

STEUBEN TRUST CORPORATION ("CORPORATION") COMMON SHAREHOLDERS WHO ARE RESIDENTS OF PENNSYLVANIA ARE WELCOME TO ENROLL AND PARTICIPATE IN THE CORPORATION'S DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN ("PLAN"). THE CORPORATION IS CLAIMING AN EXEMPTION FROM REGISTRATION IN PENNSYLVANIA UNDER SECTION 203(n) OF THE PENNSYLVANIA SECURITIES ACT OF 1972. HOWEVER, TO COMPLY WITH THE REGULATIONS OF THE PENNSYLVANIA SECURITIES COMMISSION, PENNSYLVANIA RESIDENTS WHO PARTICIPATE IN THE PLAN ARE NOT PERMITTED TO MAKE VOLUNTARY ADDITIONAL CASH PURCHASES OF THE CORPORATION'S COMMON SHARES UNDER THE PLAN.

RISK FACTORS

PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS IN ADDITION TO THE OTHER INFORMATION CONCERNING THE CORPORATION AND ITS BUSINESS CONTAINED IN THIS OFFERING CIRCULAR BEFORE PURCHASING THE SHARES OFFERED HEREBY.

ABILITY TO PAY DIVIDENDS

The Corporation's ability to pay dividends to holders of its Common Stock is dependent on receipt of cash dividends from its wholly-owned subsidiary, Steuben Trust Company (the "Bank"). Federal regulations limit the amount of cash dividends which the Bank may pay to the Corporation and may restrict the amount of dividends payable by the Corporation. Failure to obtain sufficient funds from the Bank to make periodic dividend payments will adversely affect the Corporation's ability to pay dividends to the holders of Series A Preferred Stock and Common Stock. The Bank's ability to make dividend payments is subject to the Bank maintaining profitable operations. There can be no assurance that future earnings will support dividend payments to the Corporation.

The Board of Governors of the Federal Reserve System (the "Federal Reserve Board") has the power to prohibit the payment of dividends by a bank holding company if actions by such a company constitute an unsafe or unsound practice. The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board's view that a bank holding company should pay cash dividends only to the extent that the company's net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the company's capital needs, asset quality, and overall financial condition. The Federal Reserve Board indicated that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends. Federal Reserve Board policy also requires that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity. These policies could affect the ability of the Corporation to pay cash dividends.

Federal legislation also prohibits depository institutions insured by the Federal Deposit Insurance Corporation ("FDIC"), such as the Bank, from paying dividends or making capital distributions that would cause the institution to fail to meet minimum capital requirements. In addition, under the New York Banking Law, the Bank may only pay dividends up to an amount equal to its net profits for the current year combined with its retained net profits of the preceding two years.

NO PUBLIC MARKET FOR STOCK; LACK OF SEC REPORTING

There is no public market for the Corporation's Common Stock offered hereby and there can be no assurance that any trading market will develop at any time in the future. Additionally, the Common Stock offered hereby is offered pursuant to an exemption from the registration requirements under the Securities Act pursuant to SEC Regulation A. The Corporation is not and will not be required to file periodic reports with the SEC as a result of this Offering or otherwise be subject to the provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or the rules of the SEC applicable to reporting companies. Such a reporting obligation would not arise unless and until the Corporation has 500 shareholders of record. In order to avoid the direct and indirect costs of being a reporting company, the Corporation intends to attempt to stay below 500 record shareholders.

COMPETITION

The Corporation faces significant competition from many banks, savings institutions, and other financial institutions which have branch offices or otherwise operate in the Corporation's market area, as well as many other companies now offering a variety of financial services. Many of these competitors have substantially greater financial resources than the Corporation, including a larger capital base that allows them to attract customers seeking larger loans than the Bank is able to make.

ECONOMIC CONDITIONS AND RELATED UNCERTAINTIES

Commercial banking is affected, directly and indirectly, by local, domestic and international economic and political conditions, and by government monetary and fiscal policies. Conditions such as inflation, recession, unemployment, volatile interest rates, tight money supply, scarce natural resources, real estate values, international conflicts and other factors beyond the control of the Corporation and the Bank may adversely affect the potential profitability of the Corporation and the Bank. In particular, an adverse environment for real estate, construction, consumer spending and local or regional commerce could have an adverse impact on the Corporation's ability to maintain or increase profitability.

FEDERAL AND STATE REGULATIONS

The operations of the Corporation and the Bank are heavily regulated and will be affected by present and future legislation and by the policies established from time to time by various federal and state regulatory authorities. In particular, the monetary policies of the Federal Reserve Board have had a significant effect on the operating results of banks in the past and are expected to continue to do so in the future. In addition, the Corporation is regulated by the Federal Reserve Board under the federal Bank Holding Company Act of 1956 as amended, and the Bank is regulated both by the New York State Banking Department and by the FDIC.

RELIANCE ON EXISTING MANAGEMENT

The operations of the Corporation and the Bank to date have been largely dependent on existing management. The loss to the Corporation or the Bank of one or more of its existing executive officers could have a material adverse effect on the Corporation's business and results of operations.

CONTROL BY MANAGEMENT

As of December 31, 2001, Directors and officers of the Corporation and their affiliates owned approximately 25.3% of the Corporation's outstanding shares of Common Stock. Management, by virtue of this concentration of stock ownership, may be able to control the election of the Corporation's Directors and to control the outcome of actions requiring shareholder approval.

ANTI-TAKEOVER PROVISIONS

The Corporation's Certificate of Incorporation, Bylaws and the New York Business Corporation Law contain certain provisions which may have the effect of deterring or discouraging, among other things, a non-negotiated tender or exchange offer for shares of Common Stock, a proxy contest for control of the Corporation, the assumption of control of the Corporation by a holder of a large block of Common Stock or removal of the Corporation's management.

SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The provisions of the Plan are discussed in question-and-answer form below. Holders of shares of the Corporation's Common Stock that do not wish to participate in the Plan will continue to receive cash dividends, if and when declared, by check as in the past. Shareholders that wish to participate in the Plan will need to complete and submit an Authorization Form as discussed below.

The discussion that follows does not purport to be a complete description of the Plan, a copy of which is attached as Annex 1 to this Offering Circular and is incorporated herein by reference. All recipients of this Offering Circular are urged to read the Plan in its entirety.

The Plan provides holders of the Corporation's Common Stock with a simple and convenient method of purchasing additional shares of Common Stock without fees of any kind. Any holder of record of shares of Common Stock is eligible to join the Plan.

Participants in the Plan may:

1. Reinvest dividends on all shares held by a participant.

2. Reinvest dividends on less than all of the shares held by a participant and continue to receive cash dividends on the other shares.

3. Invest by making voluntary additional cash payments at any time in an amount not less than $50.00, but up to $2,500.00 per quarter, whether or not dividends are being reinvested.

Cash payments will be invested on the dividend payment date of each quarter after they are received. Shares purchased will also be entitled to subsequent dividends.

Purpose

(1) What is the purpose of the Plan?

The purpose of the Plan is to provide holders of record of the Corporation's Common Stock with a simple, convenient and inexpensive method of investing cash dividends and additional voluntary cash payments in the purchase of additional shares of Common Stock without payment of any brokerage commissions or service charges.

Advantages

(2) What are the advantages of the Plan?

Plan participants may purchase additional shares of Common Stock quarterly with reinvested cash dividends on all or less than all of the shares of the Corporation's Common Stock which they own. Participants also may elect to purchase additional shares of Common Stock quarterly with voluntary additional cash payments of a minimum of $50.00 per quarter, up to a maximum of $2,500.00 per quarter. No commissions or service charges are paid by participants in connection with purchases under the Plan. Full investment of funds is possible under the Plan because the Plan permits fractions of shares, as well as full shares, to be credited to a participant's account. In addition, dividends in respect of such fractions, as well as full shares, will be credited to a participant's account. Dividends on the shares in the participant's account are automatically reinvested in the purchase of additional shares of Common Stock. Participants are assured of safekeeping of shares credited to their accounts under the Plan. Regular statements of account provide simplified record keeping. The participant's equity in the Corporation will increase with each dividend payment thereby generating additional dividend income to be invested.

Administration

(3) Who administers the Plan for participants?

American Stock Transfer and Trust Company (the "Agent"), 40 Wall Street, New York, New York, will administer the Plan for participants, including all recordkeeping, sending statements of account to participants and performing other duties relating to the Plan. Shares of Common Stock purchased under the Plan will be held by and registered in the name of the Agent or its nominee as agent for the participants in the Plan.

Participation

(4) How does a shareholder participate?

A holder of record of shares of Common Stock may join the Plan by signing the Authorization Form, a copy of which is enclosed with this Offering Circular, and returning it to American Stock Transfer and Trust Company, 40 Wall Street, New York, New York, 10005. An Authorization Form and return envelope may be obtained at any time by calling 1-800-278-4353. Written requests for Authorization Forms and return envelopes should be mailed to the Agent. All holders of record of shares of Common Stock are eligible to participate in the Plan. If a shareholder's shares are held in the name of a broker or nominee, the ownership of the number of shares that the shareholder wishes to have participate in the Plan must first be transferred into the shareholder's name in order to participate in the Plan. (To effect such a transfer, a shareholder should contact his/her/its broker or nominee.)

(5) When may a shareholder join the Plan?

A holder of record of shares of Common Stock may join the Plan at any time. An optional cash payment may be made at any time, including when joining the Plan, by enclosing a check or money order with an Authorization Form.

The Authorization Form must be received by the Agent no later than five business days prior to a record date for a dividend in order to reinvest that dividend through the Plan. With respect to any Authorization Form received after such date, the reinvestment of dividends through the Plan will begin with the next succeeding dividend.

(6) What does the Authorization Form provide?

The Authorization Form provides for the purchase of additional shares of Common Stock through the following investment options:

1. Reinvest dividends paid on all shares held by a participant.

2. Reinvest dividends paid on less than all of the shares held by a participant and continue to receive cash dividends on the other shares.

3. Invest by making voluntary additional cash payments at any time of not less than $50.00 per quarter and not exceeding $2,500.00 per quarter, whether or not dividends are being reinvested.

Cash dividends on shares credited to a participant's account under the Plan are automatically reinvested in the purchase of additional shares of Common Stock.

(7) How may a participant change options under the Plan?

A participant may change his/her/its investment option at any time by signing a new Authorization Form and returning it to the Agent. Any change in option with respect to reinvestment of dividends must be received by the Agent at least five business days prior to the record date for the next succeeding dividend to allow sufficient time for processing. A participant also must submit an appropriately completed form at any time that a participant desires to make additional voluntary purchases of shares of Common Stock under the Plan.

Costs

(8) Are there any expenses to participants in connection with purchases under the Plan?

No. All brokerage commissions or service charges will be paid by the Corporation for open market or negotiated purchases of shares. No brokerage fees or service charges will be charged for purchases of shares under the Plan directly from the Corporation. All costs of administration of the Plan are paid by the Corporation.

Purchases

(9) What will be the price of shares of Common Stock purchased under the Plan?

If original issue or treasury shares are purchased under the Plan directly from the Corporation, the per share price of the shares so purchased will be the fair market value per share of the Corporation's Common Stock at the time of such purchase, as determined by a committee appointed by the Corporation's Board of Directors (the "Committee"). This Committee will determine what it, in its best judgment, believes to be the fair market value of a share of the Corporation's Common Stock from time to time. The Committee may determine such fair market value from any reasonable criteria it elects to use, such as recent sales of shares of Common Stock in the marketplace of which it is aware, the fair market value and recent sales of shares of comparable institutions, other measures such as return on equity, return on assets and book value, and any other reasonable criteria the Committee determines. Only the shares that may be sold by the Corporation to the Plan are the subject of this Offering Circular, and the Corporation will only receive the proceeds from the sales of any such shares.

If shares are purchased under the Plan in the market, such purchases will be made at prevailing market prices and the price to each participant's Plan account will be based on the average price of all shares so purchased. The Corporation will not receive the proceeds from any such purchases.

If shares are purchased under the Plan in privately negotiated transactions, such purchases will be made at prices not exceeding the then-fair market value of the Corporation's Common Stock as determined by the Committee, and the price to each participant's account will be based on the average price of all shares so purchased.

As of the date of this Offering Circular, the current fair market value of the Corporation's Common stock is $15.00 per share, as determined by the Committee. From time to time the Committee may determine a new fair market value for the Corporation's Common Stock. Plan participants will be so notified by a supplement to this Offering Circular.

(10) How many shares of Common Stock will be purchased for participants?

The number of shares to be purchased for a participant depends on the amount of a participant's dividends and the prevailing market price or fair market value, as applicable, of the Common Stock on the relevant purchase date. As soon as possible following each dividend payment date, each participant's Plan account will be credited with that number of shares, including fractional shares computed to three decimal places, equal to the amounts to be invested for a participant divided by the applicable purchase price.

(11) When will purchases of shares under the Plan be made?

On each dividend payment date, the cash dividends payable on all shares held in a participant's Plan account, together with any voluntary additional cash payments that have been received from a participant at least five business days prior to the record date for such dividend, will be applied by the Agent to the purchase of additional shares of Common Stock. Cash dividends on all shares of Common Stock purchased for each participant's Plan account will automatically be reinvested in additional shares of Common Stock.

(12) How will shares be purchased?

The Agent will use funds from cash dividends and voluntary additional cash payments to acquire shares of Common Stock under the Plan in any of four ways, as directed by the Corporation: (1) purchase newly issued shares directly from the Corporation; (2) purchase Treasury shares directly from the Corporation; (3) purchase outstanding shares in the market; (4) purchase shares in negotiated transactions. The Agent may also use any combination of these methods, as directed by the Corporation. If the Corporation sells newly issued and/or Treasury shares under the Plan, participants will become owners of such shares as of the dividend payment date. To the extent shares are purchased in the open market and/or in negotiated transactions, such shares will usually be purchased within ten business days following a dividend payment date, subject to the availability of shares in the market and to any regulatory restrictions on such purchases to which the Corporation may be subject. Plan participants will become owners of shares purchased for their accounts upon settlement of open market or privately negotiated purchases.

The Corporation will make every effort to reinvest all dividends promptly after receipt. No interest will be paid on dividends or on voluntary additional cash payments pending investment of such funds. To the extent that any dividends and/or any voluntary additional cash payments cannot be reinvested in shares of Common Stock within 45 days following a dividend payment date, then the Corporation reserves the right to distribute the uninvested dividends to the participants and to return any voluntary additional cash payments received.

Voluntary Additional Cash Payments

(13) How are voluntary additional cash payments made?

Voluntary additional cash payments may be made at any time and the amount each time may be varied. A voluntary additional cash payment may be made when enrolling by enclosing a check or money order with an Authorization Form. Payments may not be less than $50.00 per quarter and cannot exceed $2,500.00 per quarter. The Agent will send a receipt for each voluntary additional cash payment together with a statement for use in making the next such payment. Note that purchases of shares with voluntary additional cash payments will only be made quarterly as well, and that no interest will be paid on such voluntary cash payments received pending the investment of such funds. Accordingly, it is suggested that shareholders desiring to make voluntary additional cash purchases of shares under the Plan submit such payments together with an appropriately completed form to the Agent toward the end of a quarter.

Withdrawal

(14) How does a participant withdraw from the Plan?

In order to withdraw from the Plan, a participant must send a written request to the Agent. When a participant withdraws from the Plan, certificates for whole shares credited to the participant's account under the Plan will be issued and a cash payment will be made for any fraction of a share, based upon the most recent average per share purchase price of Common Stock made under the Plan prior to the effective date of the withdrawal multiplied by the fractional interest.

(15) When may a participant withdraw from the Plan?

A participant may withdraw from the Plan at any time. To be effective for a given dividend payment date, the withdrawal notice must be received by the Agent at least five business days prior to the record date for that dividend. Any notice of withdrawal received less than five business days prior to a dividend record date will not be effective until dividends paid for that record date have been reinvested and the shares credited to the participant's Plan account.

(16) Can a participant re-enter the Plan after withdrawing?

Yes, by following the procedure for initial enrollment (see Question 4).

Other Information

(17) Will certificates automatically be issued for shares of Common Stock purchased under the Plan?

No. Unless requested by a participant, certificates for shares of Common Stock purchased under the Plan will not be issued. All shares purchased will be held by a nominee of and for the benefit of Plan participants. The number of shares purchased for each participant's Plan account will be shown on a statement of account that each participant will receive at least quarterly from the Agent. (This feature also protects against loss, theft or destruction of stock certificates.)

Certificates for any number of full shares credited to a participant's Plan account will be issued without charge upon written request. Such shares remain eligible to participate in the Plan, and if a participant remains in the Plan, any remaining full shares and fractional interests in the participant's Plan account will continue to participate in the Plan as well.

The shares credited to a participant's Plan account cannot be pledged as collateral for a loan or other obligation of a participant. A participant that wishes to pledge such shares must request that certificates for such shares be issued in his/her/its name. Certificates representing fractional interests will not be issued under any circumstances.

(18) What happens when a participant who is reinvesting the cash dividends on shares registered in the participant's name sells or transfers a portion of such shares?

If a participant who is reinvesting the cash dividends on shares of Common Stock registered in his/her/its name disposes of a portion of such shares with respect to which he/she/it is participating in the Plan, the Agent will continue to reinvest the dividends on the remainder of such shares that are participating in the Plan.

(19) What happens when a participant sells or transfers all of the shares registered in the participant's name?

If a participant disposes of all shares of Common Stock registered in his/her/its name, the Agent will continue to reinvest the dividends on the shares credited to the participant's Plan account unless the participant also withdraws all shares held in his/her/its Plan account.

(20) How may a participant transfer shares held in the participant's Plan account?

A Plan participant that wishes to transfer shares held in his/her/its Plan account must first withdraw those shares from the Plan. Upon the receipt of the certificate(s) representing such shares, the participant may then transfer those shares as the participant would any other securities.

(21) If the Corporation has a rights offering, how will a participant's entitlement be computed?

A participant's entitlement in a rights offering will be based on the participant's total holdings -- just as the participant's dividend is computed each quarter. Rights certificates will be issued for the number of whole shares only, however, and rights based on a fraction of a share held in a participant's Plan account will be sold for the participant's account and the net proceeds will be treated as an optional cash payment.

(22) What happens if the Corporation issues a stock dividend or declares a stock split?

Any shares of Common Stock distributed as a result of a stock dividend or stock split by the Corporation on shares credited to the account of a participant under the Plan will be added to the participant's Plan account. Stock dividends or split shares distributed on shares registered in the name of the participant will be mailed directly to the shareholder in the same manner as to shareholders who are not participating in the Plan.

(23) How will a participant's Plan shares be voted at meetings of shareholders?

All shares of Common Stock credited to a participant's Plan account will be voted as the participant directs. If on the record date for a meeting of shareholders there are shares credited to a participant's Plan account, the participant will be sent the proxy material for that meeting. If the participant returns an executed proxy card in a timely fashion, it will be voted in accordance with the instructions so received with respect to all shares credited to the participant's Plan account. All such shares may also be voted in person at any meeting of shareholders. If the participant does not execute and return a proxy card in a timely fashion and does not attend the meeting and vote such shares in person, such shares will not be voted at that meeting.

(24) What are the federal income tax consequences of participation in the Plan?

The Corporation has not received a ruling from the Internal Revenue Service concerning the federal income tax consequences of participating in the Plan. Participants are urged to consult their own tax advisers before joining the plan. However, a general discussion of certain tax consequences follows:

(a) A participant in the Plan will be treated for federal income tax purposes as having received, on the dividend payment date, a dividend in an amount equal to the fair market value on the dividend payment date of the shares of Common Stock credited to the participant's Plan account. To the extent that dividends paid by the Corporation to its shareholders are treated as made from the Corporation's earnings and profits, those dividends are taxable as ordinary income for federal income tax purposes. The Corporation has sufficient earnings and profits such that participants can expect that the full amount of any dividends paid will be currently taxable to Plan participants.

(b) The tax basis of shares purchased with reinvested dividends will equal the average price at which all shares were acquired with respect to a specific dividend payment. Likewise, for each quarterly purchase of shares made with voluntary additional cash payments, the tax basis of such shares will equal the average price at which all such shares were acquired.

(c) A participant's holding period for shares acquired pursuant to the Plan both with reinvested dividends and voluntary additional cash payments will begin on the day following the purchase of such shares.

(d) A participant will not realize any taxable income when the participant receives certificates for whole shares credited to the participant's account, either upon the participant's request for certain of those shares or upon withdrawal from or termination of the Plan.

(e) A participant will realize long term or short term gain or loss when shares are sold or exchanged, depending upon whether the shares have been held for more than one year at the time of disposition. In the case of a fractional share, when the participant receives a cash adjustment for a fraction of a share credited to the participant's account upon withdrawal from or termination of the Plan, the amount of such gain or loss will be the difference between the amount which the participant receives for the shares or fraction of a share and the tax basis therefor.

(25) What are the responsibilities of the Corporation and the Agent under the Plan?

The Agent receives the participant's dividend payments and voluntary additional cash payments, if any, invests such amounts in additional shares of the Corporation's Common Stock, maintains continuing records of each participant's account, and advises participants as to all transactions in and the status of their accounts. The Agent acts as agent for the participants.

As soon as practical after each purchase for the account of a Plan participant, each participant will receive a statement of account from the Agent showing: the total number of shares held in the participant's Plan account; the amount of dividends received on the shares held in the participant's Plan account; the amount invested on the participant's behalf, including any voluntary additional cash payments received; the number of shares purchased; the price per share; and the acquisition date of such shares. Additionally, each participant will continue to receive copies of the Corporation's annual and other periodic reports to shareholders, proxy statements, and information for income tax reporting purposes.

The Corporation reserves the right to interpret and regulate the Plan as necessary or desirable in connection with the administration of the Plan. In administering the Plan, neither the Corporation nor the Agent will be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claim of liability arising out of failure to terminate a participant's account upon such participant's death prior to receipt of notice in writing of such death, nor shall they have any duties, responsibilities or liabilities except as expressly set forth in the Plan.

Participants must recognize that neither the Corporation nor the Agent can provide any assurance that shares of Common Stock purchased under the Plan will, at any particular time, be worth more or less than their purchase price.

(26) May the Plan be changed or discontinued?

While the Corporation currently expects to continue the Plan indefinitely, it reserves the right to suspend, modify, or terminate the Plan at any time. All participants will receive notice of any such suspension, modification, or termination. All notices from the Agent or the Corporation to a participant will be addressed to the participant's last address of record with the Agent. The mailing of a notice to a participant's last address of record will satisfy the Plan requirement of giving notice to such participant. Therefore, participants must promptly notify the Agent in writing of any change of address.

(27) To whom do I write for additional information concerning the Plan?

The Plan is administered by the Agent, and all correspondence should be directed to:

American Stock Transfer and Trust Company
Attention: Dividend Reinvestment Department
40 Wall Street,
New York, NY 10005
1-800-278-4353

INFORMATION REGARDING THE CORPORATION

GENERAL

The Corporation is a bank holding company incorporated under the New York Business Corporation Law on February 5, 1990 and headquartered in Hornell, New York. It is the sole shareholder of Steuben Trust Company (the "Bank"), a New York chartered commercial bank that commenced operations in 1902. The Bank's deposits are insured by the FDIC. The Bank is not a member of the Federal Reserve System.

The Corporation owns no subsidiaries other than the Bank, and engages in no business activities except those carried on through the Bank. The Corporation has no present intentions to enter into any other lines of business.

The Bank is a locally-managed and community oriented commercial bank which provides loans, both residential and commercial, and other traditional financial services to customers that consist principally of individuals and small to medium-sized businesses. The Bank attracts deposits from the general public, business and government entities through its offices and uses these funds and other available sources of funds to originate loans. The Bank seeks to provide personal attention and professional financial assistance to customers. The Bank's philosophy includes providing friendly, informed and courteous service, local and timely decision making, flexible and reasonable operating procedures, and consistently applied credit policies.

The Bank's primary market area is Steuben and Allegany counties located in Western New York State. The combined population of both counties was approximately 149,000 based on 2000 census data. The City of Hornell, which is the largest community in this primary market area, has a population of approximately 10,000. The Bank's extended market area includes the contiguous counties of Livingston and Cattaraugus in New York, and Potter and Tioga in Pennsylvania.

As of December 31, 2001, the Bank has a total of approximately 116 full-time equivalent employees.

BUSINESS AND COMPETITION

Lending Activities

General

At December 31, 2001, the Bank's net loan portfolio totaled $174.0 million representing approximately 64.1% of its $271.4 million of total assets at that date. The principal categories of loans in the Bank's portfolio are commercial loans, residential mortgage loans, and consumer loans.

Commercial Loans

The Bank originates secured or unsecured loans for commercial, corporate and business purposes. At December 31, 2001, $45.4 million, or 25.9% of the Bank's total loan portfolio consisted of commercial loans. The Bank's commercial loans consist primarily of loans secured by real estate, various equipment, machinery and other corporate assets. Commercial loans are also made to provide working capital to businesses in the form of lines of credit which may be secured by real estate, accounts receivable, inventory, equipment, or other assets. The Bank had approximately $7.1 million of vehicle dealership floor plan loans to finance retail inventory outstanding at December 31, 2001, versus $8.5 million at December 31, 2000. The financial condition and cash flow of commercial borrowers are monitored by the submission of quarterly, semi-annual and annual corporate financial statements, personal financial statements, and tax returns. The frequency of required financial information depends on the size and complexity of the credit and the collateral which secures the loan.

Residential Mortgage Loans

The Bank originates adjustable and fixed-rate residential mortgage loans and home equity loans to its retail customers. The Bank is a portfolio lender; but it generally originates residential mortgage loans under terms, conditions, and documentation which could permit their sale in the secondary market. The Bank has retained all such loans in its portfolio. At December 31, 2001, $75.3 million, or 42.8% of the Bank's total loan portfolio consisted of one to four family residential mortgage loans and home equity loans. Virtually all of such loans are secured by property located in the Bank's immediate market area.

Pursuant to underwriting guidelines adopted by the Board of Directors, the Bank will lend up to 80% of the appraised value of the property securing a single-family residential mortgage loan. Loans up to 95% of appraised value may be granted providing the borrowers obtain private mortgage insurance.

Home equity loans, which are typically fixed rate term loans, are originated by the Bank for up to 80% of appraised value, less the amount of any existing prior liens on the property. The Bank also offers home equity lines of credit (typically variable rate open-end loans) in amounts up to 80% of appraised value, less the amount of any existing prior liens. Home equity loans generally have a maximum term of fifteen years. The Bank secures the loan with a mortgage on the residential property which may be a first or second mortgage.

The Bank requires an attorney's opinion letter insuring the priority of the mortgage lien as well as fire and extended coverage casualty insurance in order to protect the property securing its residential and other mortgage loans. The properties securing all of the Bank's residential mortgage loans are appraised by appraisers approved by the Board of Directors.

Consumer Loans

The Bank offers a full range of consumer loans in order to meet demand for such financial services from its customers and because such loans typically have shorter terms and higher interest rates than commercial or residential mortgage loans. Consumer loans may be secured or unsecured and include motor vehicle loans, personal loans, home improvement loans, overdraft protection, recreational vehicle and mobile home loans.

The Bank's underwriting guidelines for such loans generally require that a borrower must be in his or her present job for a minimum of two years. A credit report is obtained on each borrower. The borrower's total debt to income ratio should not exceed 38%. Loans secured by motor vehicles may require a 10% down payment. However, the ability of the borrower to repay is the primary consideration. At December 31, 2001, $55.0 million, or 31.3% of the Bank's total loans, consisted of consumer loans.

Composition

The following table sets forth the Bank's loans by major categories as of the dates indicated:

	At December 31,	
	2001	**2000**
	(Dollars in Thousands)	
Consumer:		
Installment	$ 53,027	64,607
Credit Card	1,945	1,999
Total consumer	54,972	66,606
Residential Mortgages (includes home equity loans):	75,290	75,068
Commercial:		
Business	38,346	38,186
Floor plans	7,122	8,487
Total commercial	45,468	46,673
Total loans, gross	175,730	188,347
Net unearned loan premiums and fees	302	235
Total loans	176,032	188,582
Allowance for loan losses	(2,000)	(2,000)
Net Loans	$ 174,032	186,582

The Bank does not have any concentrations of loans exceeding 10% of loans to borrowers engaged in similar activities which would cause them to be similarly affected by economic or other conditions.

Credit Quality

The Bank's written lending policies require underwriting, loan documentation, and credit analysis standards to be met prior to funding any loan. Lending authorities for the Bank's officers are established by the Bank's Board of Directors consistent with the knowledge, training, experience, and lending record of each officer. Loan decisions for credits in excess of $200,000 are acted on by the Bank's Board of Directors, or a Loan Committee comprised largely of Directors. After the loan has been approved and funded, continued periodic review is required. Due to the secured nature of residential mortgage loans and the smaller balances of individual installment areas, sampling techniques are used on a continuing basis for credit reviews in these loans. The Bank has a policy of discontinuing accrual of interest income at the end of the month in which a loan becomes 90 days past due for either principal or interest, except for those residential mortgages where no loss of principal and/or interest is anticipated. If circumstances warrant, accrual of interest may be discontinued prior to 90 days. If a loss of loan principal is anticipated, any payments received on those non-accrual loans are credited to principal until full recovery of past due payments has been recognized. The loan is not restored to accrual status until the customer demonstrates the ability to service the loan over its remaining life in accordance with the underlying note agreement. Loans are charged off in whole or in part upon a determination that a loss will occur. The Bank considers a loan impaired when, based on current information and events, it is probable that it will be unable to collect all amounts of principal and interest under the original terms of the agreement. Accordingly, the Bank measures certain impaired commercial loans based on the present value of future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The Bank collectively evaluates large groups of small balance, homogeneous loans which include commercial loans less than $100,000, all residential mortgages, automobile and other consumer loans. Non-accrual and delinquent loans are reviewed on a monthly basis to determine potential losses from impairment. The following table sets forth information concerning loan delinquency and other non-performing assets.

	At December 31, 2001	At December 31, 2000
	(Dollars in Thousands)	
Loans accruing, but past due 30 to 89 days	$ 3,376	3,738
Loans accruing, but past due 90 days and over	429	484
Total non-accrual loans	1,918	1,920
Other real estate owned	118	87
Total non-performing assets	$ 2,465	2,491
Non-accrual loans as a percentage of total loans, net of unearned loan premiums and fees	1.09%	1.02%
Non-performing assets as a percentage of total assets	0.91%	0.94%

Non-performing assets are comprised of (i) loans accruing, but past due 90 days and over, (ii) non-accrual loans, and (iii) other real estate owned ("OREO").

At December 31, 2001, the Bank had $893,000 in loans that were considered impaired under SFAS No. 114 as compared to $2,899,000 at December 31, 2000. There was no impairment allowance associated with these loans at December 31, 2001, compared to $220,000 at December 31, 2000. At December 31, 2001 and December 31, 2000, non-accrual loans were 1.09% and 1.02% respectively, of total loans, while non-performing assets were 0.91% and 0.94%, respectively, of total assets.

Real estate acquired by the bank as a result of foreclosure and/or deed in lieu of foreclosure is classified as OREO until it is sold. Write-downs from cost to estimated fair value which are required at the time of foreclosure are charged to the allowance for loan losses. After transfer, the property is carried at the lower of cost or fair value, less estimated selling expenses. Adjustments to the carrying value of such properties that result from subsequent declines in value are charged to operations in the period in which the declines occur. As of December 31, 2001, the Bank had $118,000 in OREO.

The Bank engages an outside consulting firm separate from its auditors to conduct an annual independent loan review. The latest review was completed in July 2001 by a former federal bank examiner with 32 years experience in the Office of the Comptroller of Currency. Over 74% of the Bank's commercial loan portfolio was reviewed. The results of that review, which were reported to the Bank's directors, validated the Bank's internal classifications. In addition, loans are subject to review by various regulatory agencies as an integral part of their examination process.

Allowance for Loan Losses

Management makes a continuing determination as to an appropriate provision from earnings to maintain an allowance for loan losses that is adequate for losses inherent in the loan portfolio. In making the determination, management utilizes a loan loss reserve analysis format which considers several factors including: loans criticized internally and/or externally by regulators and/or the Bank's auditing firm, delinquent loans to include the amount and trends in delinquencies, projected future losses based upon historical data for loans which are currently performing as agreed, growth in the various segments of the Bank's loan portfolio, analytical review of loan charge-off experience, other relevant historical and peer statistical ratios, and management's judgment with respect to local and general economic conditions and their impact on the existing loan portfolio. The Bank has no credit exposure to foreign countries or foreign borrowers, or to "highly leveraged transactions," as defined by the Federal Reserve Board.

Although the Bank uses its best judgment in underwriting each loan, industry experience indicates that a portion of the Bank's loans nevertheless will become delinquent. Regardless of the underwriting criteria utilized by banks, losses may be experienced as a result of many factors beyond their control including, among other things, changes in market conditions affecting the value of collateral and unrelated problems affecting the repayment capacity of the borrower.

The following table sets forth year-end balances and changes in the allowance for loan losses and certain ratios for the years ended December 31, 2001 and 2000.

	At or For the Year Ended December 31,	
	2001	2000
	(Dollars in Thousands)	
Average loans outstanding	$ 182,223	182,080
Balance at beginning of year	$ 2,000	1,800
Charge-offs:		
Commercial	(82)	(361)
Real estate-mortgage	----	(14)
Consumer	(680)	(652)
Total charge-offs	(762)	(1,027)
Recoveries:		
Commercial	305	8
Real estate-mortgage	3	4
Consumer	107	72
Total recoveries	415	84
Net charge-offs	(347)	(943)
Provision for loan losses	347	1,143
Balance at end of year	$ 2,000	2,000
As a percent of average loans:		
Net charge-offs	0.19%	0.52%
Provision for loan losses	0.19%	0.63%
Allowance for loan losses	1.10%	1.10%
Allowance as a percentage of each of the following:		
Total loans, net of unearned loan premiums and fees	1.14%	1.06%
Total non-accrual and delinquent loans 90 days and over and still accruing	85.22%	83.19%
Total non-accrual loans	104.28%	104.17%

25

The Bank's management is unable to determine in what loan category future charge-offs and recoveries may occur. However, the following schedule sets forth the allocation of the allowance for loan losses among various categories. The allocation is based upon historical experience. The entire allowance for loan losses is available to absorb future loan losses which may occur in any loan category.

	At December 31,			
	2001		2000	
	Amount	Percent of Loans in Each Category to Loans	Amount	Percent of Loans in Each Category to Loans
	(Dollars in Thousands)			
Allocation of allowance for loan losses:				
Commercial	$ 750	26%	699	25%
Mortgage	80	43%	101	40%
Consumer	1,170	31%	1,200	35%
Total	$ 2,000	100%	2,000	100%

Securities Portfolio

The Bank maintains a securities portfolio for the secondary application of funds as well as a source of liquidity. The Bank classifies its securities as either "available for sale" or "held to maturity," and does not hold any securities considered to be trading. Held to maturity securities are those securities that the Bank has the positive intent and the ability to hold until maturity. All other securities not included in held to maturity are classified as available for sale. As of December 31, 2001, all securities were classified as available for sale.

Available for sale securities are recorded at fair value. Held to maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on available for sale securities are excluded from earnings and are reported as accumulated other comprehensive income (loss) as a separate component of shareholders' equity. Transfers of securities between categories are recorded at fair value at the date of transfer. The unrealized holding gains or losses included in the separate component of equity for securities transferred from available for sale to held to maturity are maintained and amortized into earnings over the remaining life of the security as an adjustment to yield in a manner consistent with the amortization or accretion of premium or discount on the associated security. A decline in the fair value of any available for sale or held to maturity security below cost, that is deemed other than temporary, is charged to earnings resulting in the establishment of a new cost basis for the security.

The following table sets forth the amortized cost and fair value of securities as of December 31, 2001 and 2000.

	At December 31,			
	2001		2000	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in Thousands)			
Debt Securities:				
U.S. Treasury Securities	$ ----	----	3,000	3,010
U.S. Agency Securities	2,991	2,993	----	----
Mortgage-Backed Securities	36,927	37,184	18,485	18,594
State & Municipal	16,023	16,159	13,964	13,943
Equity Securities	899	899	1,083	1,083
Total Securities	$ 56,840	57,235	36,532	36,630

As of December 31, 2001, 5.2% of the Bank's securities portfolio was held in U.S. Agency Securities and 65.0% was held in mortgage-backed securities (MBS). All securities held in the mortgage-backed securities portfolio are issued by or collateralized by U. S. Agencies. At December 31, 2001, equity securities consisted of $862,900 in Federal Home Loan Bank stock and $36,300 in New York State Business Development Corporation stock. The total fair value of securities increased from $36.6 million at December 31, 2000, to $57.2 million at December 31, 2001, due to purchase of securities as a result of lower loan demand and growth in deposits. At December 31, 2001, securities having a fair value of $38.0 million were pledged as collateral for public funds and other purposes as required or permitted by law. According to the following table, 28.4% of the debt securities in the portfolio have contractual maturities within five years. Debt securities are shown at their stated maturity dates for the purposes of this table.

	At December 31, 2001				
	Within 1 Year	After 1 Years But Within 5 Years	After 5 Years But Within 10 Years	After 10 Years	Total
		(Dollars in Thousands)			
Amortized Cost:					
U.S. Agency Securities	$ 2,991	----	----	----	2,991
Mortgage-Backed Securities	----	1,839	7,562	27,526	36,927
State & Municipal	8,187	2,838	3,924	1,074	16,023
Total debt securities at amortized cost	$ 11,178	4,677	11,486	28,600	55,941
Fair Value:					
U.S. Agency Securities	$ 2,993	----	----	----	2,993
Mortgage-Backed Securities	----	1,845	7,532	27,807	37,184
State & Municipal	8,222	2,920	3,960	1,057	16,159
Total debt securities at fair value	$ 11,215	4,765	11,492	28,864	56,336
Weighted average interest rate of debt securities	2.75%	4.92%	5.21%	6.15%	5.18%

Deposits

The following table sets forth the breakdown of deposits as of December 31, 2001 and 2000. The Bank's total deposits increased to $240.3 million at December 31, 2001 from $226.2 million at December 31, 2000. The change was spread throughout the categories listed below. The Bank does not have any brokered deposits.

	At December 31, 2001	At December 31, 2000
	(Dollars in Thousands)	
Demand	$ 37,904	33,576
NOW	34,449	28,640
Savings	42,791	37,380
Money Market	20,718	21,448
Time deposits	104,478	105,199
Total deposits	$ 240,340	226,243

Included in time deposits are certificates of deposit of $100,000 or more. The following table breaks out these higher balance accounts and also the maturities of the categories. Many of the Bank's certificates of deposit of $100,000 or more are from local public entities (such as counties, schools, villages). Public funds accounted for $8.7 million of this category as of December 31, 2001. These deposits are considered a stable source of funding for the Bank.

	Certificates $100,000 or more at December 31,		Certificates less than $100,000 at December 31,	
	2001	2000	2001	2000
	(Dollars in Thousands)			
Maturing or Repricing in:				
Under three months	$ 10,560	12,068	15,978	17,775
Three to twelve months	6,165	5,783	46,685	36,968
Over twelve months	2,427	2,802	22,663	29,803
Total	$ 19,152	20,653	85,326	84,546

Borrowings

The Bank has the ability to borrow money from the Federal Home Loan Bank of New York (FHLB). This source of funds is used as a liquidity tool for the Bank. At December 31, 2001, the Bank had $6 million in borrowings from the FHLB, compared to $13 million at December 31, 2000. The following is a tabulation of outstanding advances from the FHLB as of December 31, 2001 (in thousands):

Maturity Date	Amount	Weighted Average Interest Rate
November 2002	$ 3,000	6.52%
March 2003	3,000	5.96%
Total	$ 6,000	6.24%

Company-Obligated Mandatory Redeemable Cumulative Trust Preferred Securities of a Subsidiary Trust, Holding Solely Junior Subordinated Debentures of the Corporation (Trust Preferred Securities)

On July 16, 2001, $5,000,000 of 10.25% Cumulative Trust Preferred Securities were issued by Steuben Capital Trust I, a Delaware statutory business trust formed and wholly-owned by the Corporation. The net proceeds from this issuance were invested in the Corporation in exchange for $5,155,000 Junior Subordinated Debentures. The sole asset of Steuben Capital Trust I, the obligor on the 10.25% Cumulative Trust Preferred Securities, is $5,155,000 principal amount of 10.25% Junior Subordinated Debentures of the Corporation due July 25, 2031. The Corporation has entered into several contractual arrangements for the purpose of fully and unconditionally supporting Steuben Capital Trust I's payment of distributions on, payments on any redemption of, and any liquidation distribution with respect to the 10.25% Cumulative Trust Preferred Securities. These contractual arrangements constitute a full and unconditional guarantee by the Corporation of Steuben Capital Trust I's obligations under the 10.25% Cumulative Trust Preferred Securities.

Cash distributions on both the 10.25% Cumulative Trust Preferred Securities and the 10.25% Junior Subordinated Debentures are payable semi-annually in arrears on the 25th day of January and July of each year.

The 10.25% Cumulative Trust Preferred Securities are subject to mandatory redemption (i) in whole, but not in part, upon repayment of the Junior Subordinated Debentures at Stated Maturity or at the option of Steuben Capital Trust I, their earlier redemption in whole upon the occurrence of certain changes in the tax treatment or capital treatment of the 10.25% Cumulative Trust Preferred Securities or a change in the law so that Steuben Capital Trust I would be considered an investment company and (ii) in whole or in part at any time on or after July 25, 2006, contemporaneously with the optional redemption by the Corporation of the Junior Subordinated Debentures in whole or part. The Junior Subordinated Debentures are redeemable prior to maturity at the option of the Corporation (i) in whole or in part on any January 25th or July 25th on or after July 25, 2006, upon not less than 30 days, no more than 60 days, notice following the occurrence and continuation of certain changes in the tax treatment or capital treatment of the 10.25% Cumulative Trust Preferred Securities, or a change in the law so that Capital Trust would be considered an investment company. The ability of the Corporation to exercise its rights to redeem the Junior Subordinated Debentures or to cause the redemption of the Preferred Securities prior to the Stated Maturity may be subject to prior regulatory approval by the Board of Governors of the Federal Reserve System (the "Federal Reserve"), if then required under applicable Federal Reserve capital guidelines or policies.

Interest Rate Risk Management

Asset/liability management involves managing the extent to which interest-sensitive assets and interest-sensitive liabilities are matched. The Bank typically defines interest-sensitive assets and liabilities as those that reprice within one year or less. Maintaining an appropriate match is a method of avoiding wide fluctuations in net interest margin during periods of changing interest rates.

The difference between interest-sensitive assets and interest-sensitive liabilities is known as the "interest sensitivity gap" ("GAP"). A positive GAP occurs when interest-sensitive assets exceed interest-sensitive liabilities repricing in the same time periods, and a negative GAP occurs when interest-sensitive liabilities exceed interest-sensitive assets repricing in the same time period. A negative GAP ratio suggests that a financial institution may be better positioned to take advantage of declining interest rates rather than increasing interest rates, and a positive GAP ratio suggests the converse.

The Bank attempts to manage its assets and liabilities in a manner that stabilizes net interest income and net economic value over a broad range of interest rate environments. Adjustments to the mix of assets and liabilities are made periodically in an effort to give the Bank dependable and steady growth in net interest income regardless of the behavior of general interest rates in the economy. The following table presents a summary of the Bank's interest rate sensitivity at December 31, 2001.

		Interest Rate Sensitivity at December 31, 2001			
		One year or less	Over 1 year through 5 years	Over 5 years	Total
		(Dollars in Thousands)			
Interest-earning assets: (1)					
Loans (2)	$	81,139	64,682	28,293	174,114
Securities		18,849	19,497	18,889	57,235
Interest-bearing deposits and federal funds sold		9,095	----	----	9,095
Total	$	109,083	84,179	47,182	240,444
Interest-bearing liabilities:					
Interest-bearing deposits (3)	$	118,571	64,273	19,592	202,436
Borrowings		3,000	3,000	----	6,000
Trust Preferred Securities		----	----	4,842	4,842
Non-interest bearing deposits		----	----	37,904	37,904
Total	$	121,571	67,273	62,338	251,182
Interest rate sensitivity gap:					
Interval	$	(12,488)	16,906	(15,156)	(10,738)
Cumulative	$	(12,488)	4,418	(10,738)	N/A
Ratio of cumulative gap to total rate sensitive assets		(5.19)%	1.84%	(4.47)%	N/A

(1) Adjustable and floating-rate assets are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed-rate assets are included in the periods in which they are anticipated to be paid based on amortization schedules and prepayment histories.

(2) Balances have been reduced for non-accruing loans, which amounted to $1,918,000, at December 31, 2001.

(3) The Company's negotiable order of withdrawal ("NOW") accounts, passbook savings accounts and money market deposit accounts are generally subject to immediate withdrawal. However, management considers a certain portion of these accounts to be core deposits having significantly longer effective maturities based on the Company's retention of such deposits in changing interest rate environments. NOW accounts, passbook savings accounts and money market deposit accounts are assumed to be withdrawn as follows: 40% in the "one year or less", 40% in the "over one through five years" categories and 20% in the "over five years" category of the balance of such accounts during the period shown. Management believes these rates are indicative of expected withdrawal rates in a rising interest rate environment. If all of the Company's NOW accounts, passbook savings accounts and money market accounts have been assumed to be subject to repricing in one year, the cumulative one-year excess of interest-bearing liabilities to interest-earning assets would have been $71.3 million or 29.6%. Demand deposit accounts are assumed to be withdrawn in the "over five years" category.

Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features which restrict changes in interest rate on a short-term basis and over the life of the assets. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

Rate/Volume Analysis

The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Bank's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume (change in volume multiplied by prior year rate), (2) changes in rate (change in rate multiplied by prior year volume) and (3) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

		Years Ended December 31					
		2001 vs 2000			2000 vs 1999		
		Increase (Decrease) Due To		Total Increase	Increase (Decrease) Due To		Total Increase
		Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
		(Dollars in Thousands)					
Interest-Earning Assets:							
Fed Funds and Interest Bearing Deposits	$	115	(206)	(91)	28	109	137
U.S. Treasury		(397)	14	(383)	(661)	10	(651)
U.S. Agencies/MBS		685	(205)	480	(251)	52	(199)
State & Municipal		(14)	(42)	(56)	106	(2)	104
Other Bonds		(5)	(5)	(10)	----	1	1
Total Investments	$	384	(444)	(60)	(778)	170	(608)
Commercial Loans	$	217	(699)	(482)	818	273	1,091
Mortgage Loans		39	30	69	404	(40)	364
Consumer Loans		(279)	(27)	(306)	1,049	(122)	927
Total Loans		(23)	(696)	(719)	2,271	111	2,382
Total Interest-Earning Assets	$	361	(1,140)	(779)	1,493	281	1,774
Interest-Bearing Liabilities:							
Savings Accounts	$	41	(112)	(71)	8	(1)	7
NOW Accounts		25	(93)	(68)	3	----	3
Money Market		(35)	(300)	(335)	32	166	198
Time Deposits		319	(257)	62	121	529	650
Total Deposits	$	350	(762)	(412)	164	694	858
FHLB Advances		(209)	6	(203)	372	49	421
Trust Preferred Securities		238	----	238	N/A	N/A	N/A
Total Borrowings		29	6	35	372	49	421
Total Interest-Bearing Liabilities	$	379	(756)	(377)	536	743	1,279
Increase (Decrease) in Net Interest Income	$	(18)	(384)	(402)	957	(462)	495

REGULATION AND SUPERVISION

The references under this heading to various aspects of supervision and regulation are brief summaries which do not purport to be complete and which are qualified in their entirety by reference to applicable laws, rules and regulations.

The Bank is chartered under the Banking Law of New York State and, as such, is examined and supervised by the New York Banking Board and Superintendent of Banks. The Bank's deposits are insured by the Federal Deposit Insurance Corporation to the extent provided in the Federal Deposit Insurance Act. The Bank has elected not to be a state member bank of the Federal Reserve System. Therefore, as a "state non-member bank," the FDIC is the federal agency responsible for regulation of the Bank, and the Bank is subject to examination and supervision by the FDIC.

As a New York State chartered "non-member bank," the Bank is subject to numerous New York State and federal laws regulating, among other things, the Bank's conduct of its banking business (including loans, deposits and trust business); the capitalization and liquidity of the Bank, the opening and closing of branch offices, the issuance of Bank securities, and the Bank's engagement in activities closely related to banking.

The Corporation is a bank holding company within the meaning of the federal Bank Holding Company Act, and thus it is subject to the provisions of that Act. This requires the Corporation to be registered as a bank holding company with the Federal Reserve Board, which in turn requires it to file periodic and annual reports and other information concerning its own business operations and those of its subsidiaries with the Federal Reserve Board. Generally, the Corporation is subject to the Federal Reserve Board's ongoing supervision and examination.

In addition, under the Bank Holding Company Act, a bank holding company must obtain Federal Reserve Board approval before it acquires, directly or indirectly, ownership or control of any voting shares of a second or subsequent bank if, after such acquisition, it would own or control more than 5% of such shares, unless it already owns or controls a majority of such shares. Federal Reserve Board approval must also be obtained before a bank holding company acquires all or substantially all of the assets of another bank or merges or consolidates with another bank holding company. Furthermore, any acquisition by a bank holding company of more than 5% of the voting shares, or of all or substantially all of the assets, of a bank located in another state may not be approved by the Federal Reserve Board unless the laws of that second state specifically authorize such an acquisition.

The Bank Holding Company Act also prohibits a bank holding company, with certain limited exceptions, from acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank, or from engaging in any activities other than those of banking or of managing or controlling banks or furnishing services to or performing services for its subsidiaries. The principal exception to these prohibitions involves certain specified activities which may be engaged in by the Corporation and its subsidiaries, including those activities which the Federal Reserve Board may find, by order or regulation, to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

A bank holding company may not, without providing 45-days prior notice to the Federal Reserve Board, purchase or redeem its own stock if the gross consideration to be paid therefor, when added to the net consideration paid by the Corporation for all purchases or redemptions by the Corporation of its equity securities within the preceding twelve months, will equal 10% or more of the Corporation's consolidated net worth.

The Federal Reserve Board possesses cease and desist powers over bank holding companies and their non-bank subsidiaries if their actions represent an unsafe or unsound practice or a violation of law.

In addition, the Corporation is required under the New York State Banking Law to obtain the prior approval of the New York State Banking Board by a three-fifths vote of all the members thereof before the Corporation obtains, directly or indirectly, ownership or control of (including the power to vote) more than 10% of the voting stock of a second banking institution located in New York State.

In 1999, federal legislation was enacted to allow for affiliations among banks, securities firms, and insurance companies by means of a financial holding company. In addition, commercial banks have the possibility of engaging in a broad range of non-banking activities through operating subsidiaries. Such activities include all financial activities, including broker/dealer activities, with the exception of insurance underwriting and real estate investment or development. Merchant/investment banking by a bank subsidiary would also be permissible, but only if the Federal Reserve, jointly with the Department of the Treasury, were to agree to permit it at the end of the five-year period following enactment of the legislation.

PROPERTIES

As of December 31, 2001, the Bank has a branch office network of ten offices. Of this total, the Bank owns nine of such properties, including the property on which its main office is located in Hornell, New York, and leases the remaining branch locations.

USE OF PROCEEDS

The net proceeds from the sale of any shares of Common Stock by the Corporation to the Plan will be used for the Corporation's general corporate purposes, including investments in, extensions of credit or advances to, the Bank.

DESCRIPTION OF CAPITAL STOCK

The Corporation is authorized to issue up to 500,000 shares of Series A Preferred Stock, par value $10.00 per share, and up to 5,000,000 shares of Common Stock, par value $1.00 per share.

As of December 31, 2001, no shares of Series A Preferred Stock were issued and outstanding, 1,627,386 shares of Common Stock were issued and outstanding, and the Corporation had 434 shareholders of record. The Corporation owned 1,320 shares of its Common Stock at December 31, 2001, which is included in treasury stock on the Statement of Condition.

Series A Preferred Stock

There are currently no shares of Series A Preferred Stock outstanding. There are 500,000 shares authorized. All 55,000 shares of Series A Preferred Stock were redeemed on July 17, 2001, at a price of $106 per share, plus accrued dividends. The 55,000 shares, together with 10,000 shares held in treasury, were then retired.

Voting Rights. Except as otherwise provided by law, the shares of Series A Preferred Stock have no voting rights. Without the affirmative vote of the holders of at least a majority of the Series A Preferred Stock, however, the Corporation may not (i) authorize or create any class of stock senior to the Series A Preferred Stock as to dividends or liquidation preference, (ii) make any changes to the Corporation's Certificate of Incorporation which would adversely affect the voting powers or other rights and preferences of the Series A Preferred Stock, or (iii) increase the number of authorized shares of Series A Preferred Stock.

Dividends. Holders of Series A Preferred Stock are entitled to receive out of funds legally available for the payment of cash dividends, when and as declared by the Board of Directors, dividends payable quarterly at the rate of $2.00 per share. Such dividends shall be cumulative, shall be deemed to accrue from day to day regardless of whether or not earned or declared, and shall commence to accrue from date of issuance. So long as any Series A Preferred Stock dividends remain unpaid, no cash dividend shall be declared or paid, nor shall any other tangible property distribution be made in respect of the Common Stock or any other class of shares junior to the Series A Preferred Stock.

Conversion Rights. Holders of Series A Preferred Stock will have the right on or after January 1, 2003 or upon a "change of control" of the Corporation, whichever event shall first occur, to convert their shares into shares of Common Stock at the rate of 7.6925 shares of Common Stock for each share of Series A Preferred Stock held. Proportional adjustments shall be made to the conversion ratio for splits, dividends, recapitalizations, and other distributions of the Common Stock. In addition, holders shall be entitled to receive .076925 shares of Common Stock for each $1.00 of accrued and unpaid dividends, unless the Corporation shall pay same at or prior to the time of any conversion. A "change of control" shall mean and include: (i) a transaction or series of related transactions occurring within six months in which 75% or more of the Corporation's outstanding Common Stock shall become beneficially owned by a single person or entity or a group of persons or entities acting together, or (ii) either the Corporation or the Bank shall sell or transfer all or substantially all of its respective assets.

Registration Rights. Commencing upon the earlier of January 1, 2003 or a change-of-control as defined above, holders owning 50% or more of the aggregate number of the shares of Common Stock into which any shares of the Series A Preferred Stock have been or can be converted shall have the right on one occasion to require the Corporation to prepare and file a Registration Statement under Regulation S-B of the Securities Act, if available, (Form SB-1 or SB-2, at the Corporation's option) covering such shares of Common Stock, and the Corporation, at its expense, will use its reasonable best efforts to cause such registration statement to become effective as soon as possible. In the event that registration under Regulation S-B is not available, then the Corporation may provide such other reasonably comparable registration as may then be available. In addition, holders of Common Stock resulting from a conversion of their Series A Preferred Stock shall have two "piggyback" registration rights. The registration rights are subject to a number of terms and conditions, including but not limited to requirements as to underwriter consent, minimum offering size and reaching satisfactory underwriting terms. All registration rights will expire, if not exercised on or before December 31, 2005. The Corporation also agrees that in the event of a registration of its Common Stock, it will continue to provide current public information as may be required by applicable SEC Rules and Regulations after any such registration becomes effective. The Corporation also will use its best efforts to become a NASDAQ listed company after any such registration. The Corporation's obligation to continue its best efforts to obtain or to maintain any such listing and to provide public information shall expire on December 31, 2005, unless otherwise required by applicable securities laws or regulations.

Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the Series A Preferred Stock shall be entitled to receive $100.00 per share plus any accrued and unpaid dividends out of the assets of the Corporation available for distribution before payment of any amount to holders of Common Stock or preferred stock ranking junior to the Series A Preferred Stock.

Redemption. Shares of the Series A Preferred Stock shall be redeemable at the sole option of the Corporation on or after January 1, 2002 or as of the first business day prior to any change in control, whichever first occurs, at $100.00 per share, plus a redemption premium of $6.00 per share during 2002, thereafter declining at the rate of $1.00 per year and accrued and unpaid dividends, if any. The Corporation may redeem all of the shares in a single transaction or redeem 50% of the shares in each of two separate transactions. If the Corporation shall choose the latter course of action, it is not required to redeem the remaining shares in a subsequent transaction.

Preemptive Rights. Holders of Series A Preferred Stock have no preemptive rights with respect to any additional issuance by the Corporation of any of its capital stock or other securities.

Common Stock

As of December 31, 2001, 1,627,386 shares of the Corporation's Common Stock were issued and outstanding, and 3,372,614 shares of Common Stock currently remain available for issuance at the discretion of the Board of Directors. These shares may be issued for such purposes as financings, acquisitions, stock dividends, stock splits, employee incentive plans, dividend reinvestment plans and other similar purposes. However, these additional shares may also be used by the Board of Directors (if consistent with its fiduciary responsibilities) to deter future attempts to gain control over the Corporation.

Voting Rights. Each share of Common Stock is entitled to one vote on each matter submitted to a vote of the Corporation's Common shareholders. Such shareholders do not have cumulative voting rights with respect to any matters to be voted upon, including the election of Directors.

Dividends. Under the New York Business Corporation Law, dividends are payable out of surplus only, and may be declared and paid by the Corporation except when the Corporation currently is insolvent or would thereby be made insolvent. In addition, under the New York Banking Law, the Bank may only pay dividends to the Corporation up to an amount equal to its net profits for that year combined with its retained net profits of the preceding two years. At December 31, 2001, the Bank's dividend paying ability was $829,000.

The Corporation paid cash dividends of $0.55 per share and $0.51 per common share during the years ended December 31, 2001 and 2000, respectively. In the past, dividends have been paid on the Corporation's Common Stock on a quarterly basis, and the usual quarterly dividend payment dates have been in February, May, August and November each year. The Corporation paid cash dividends of $5.69 and $8.00 per preferred share during the years ended December 31, 2001, and 2000, respectively.

Liquidation Rights. In the event of liquidation, holders of the Corporation's Common Stock will be entitled to receive, pro rata, any corporate assets remaining for distribution after all other corporate debts and obligations are satisfied, including the rights of the holders of any outstanding Series A Preferred Stock.

Preemptive Rights. Holders of the Corporation's Common Stock do not have any preemptive rights with respect to any additional issuances by the Corporation of its capital stock or other securities.

Provisions for Corporate Defense. The Corporation's Certificate of Incorporation contains several provisions designed to assure continuity of management and to discourage sudden changes in control of the Board of Directors. For example, it states that either (1) amendment of the provisions in the Bylaws regulating the number and qualifications of Directors and any restrictions on Directors, or (2) removal of a Director without cause, requires the affirmative vote of 75% of the entire Board of Directors or 75% of the Common Shares entitled to vote.

Further, under the New York Business Corporation Law, and in the absence of any additional requirements imposed by a corporation's certificate of incorporation, mergers, consolidations and most other business combinations must be approved by two-thirds of the outstanding voting common shares. Thus, a bidder could acquire two-thirds of the outstanding common stock through any combination of private purchase, open market purchase or tender offer, and then complete the acquisition by a business combination such as a merger, sale of assets or other transaction and force out the remaining shareholders. However, the Corporation's Certificate of Incorporation requires the affirmative vote of either (a) 80% of the entire Board of Directors and 66 2/3% of the outstanding Common Shares entitled to vote, or (b) 75% of the outstanding Common Shares entitled to vote in favor of either (i) any merger or consolidation of the Corporation or any subsidiary under the terms of which the Common Shareholders of the Corporation shall, after the transaction, own less than 75% of the resulting entity, or (ii) the sale of all or substantially all of the assets of the Corporation or any subsidiary.

In addition, the Corporation's Certificate of Incorporation requires any "Business Combination," as defined in the Certificate, with a "Major Stockholder," also therein defined, to be approved either (1) by the Board of Directors prior to the Major Stockholder involved in the Business Combination becoming a Major Stockholder, or (2) by unanimous approval of the Board of Directors prior to the Major Stockholder becoming such, as well as approval by a majority of the "Continuing Directors," as defined in the Certificate of Incorporation, of the Business Combination, or (3) by 75% of the total number of Continuing Directors, as defined, or (4) by 75% of the outstanding shares of the Corporation as well as 75% of the outstanding shares owned by persons other than any Major Stockholder.

Notwithstanding the requirements described in the preceding paragraph, the Corporation's Certificate of Incorporation provides that no Business Combination with a Major Stockholder may be approved unless the fair market value of the consideration received by the Corporation's Common Shareholders is not less than the highest per share price paid by the Major Stockholder for the Corporation's stock during the two years preceding the announcement of the proposed Business Combination.

For the purpose of the regulation of Business Combinations in the Corporation's Certificate of Incorporation, the term "Business Combination" is defined to include any merger or consolidation with, or sale of assets to, directly or indirectly, a Major Stockholder or an affiliate or associate of a Major Stockholder; the term "Major Stockholder" is defined to include any person which, together with its affiliates and associates, is the beneficial owner of 10% or more of the votes held by outstanding shares of voting stock of the Corporation; and the term "Continuing Directors" is defined to include members of the Board of Directors prior to the time that a Major Stockholder becomes a Major Stockholder.

The Certificate of Incorporation authorizes the Directors of the Corporation, in taking any action (including actions on Business Combinations) to consider, without limitation, both the long term and the short term interests of the Corporation and its shareholders, employees, customers, creditors and the communities in which it operates.

While the Corporation believes that the provisions described above will best serve the interests of its shareholders, the provisions could also discourage takeover attempts, which some shareholders might deem to be in their interest, and may tend to perpetuate existing management.

Other Matters. American Stock Transfer and Trust Company, New York, New York, is the Corporation's transfer agent. The shares of the Corporation's Common Stock do not have any redemption or conversion provisions applicable thereto and, when issued upon any conversion from Series A Preferred Stock to Common Stock will be fully paid and non-assessable; except that under New York Business Corporation Law Section 630, during any time in which the shares of the Corporation's Common Stock are not listed on a national securities exchange or regularly quoted in an over-the-counter market by one or more members of a national or an affiliated securities association, the ten largest common shareholders of the Corporation will jointly and severally be personally liable for all debts, wages and salaries due and owing to any of the Corporation's laborers, servants or employees (other than contractors) for services performed by them for the Corporation. Except as indicated above, no holders of the Corporation's Common Stock will be personally liable for the debts of the Corporation solely by virtue of their ownership or control of shares of Common Stock.

DIRECTORS AND EXECUTIVE OFFICERS

The Directors and executive officers of the Corporation and key officers of the Bank as of February 1, 2002, are as follows:

Name	Age	Current Position (s) with Corporation (or Bank)	Director Since	Principal Occupation During Past Five Years and/or Position(s) Held with the Corporation (or Bank)
Robert U. Blades, Jr.	54	Director	1985	President of A.L. Blades and Sons, Inc. (bridge and road contractor)
Jon F. Cleveland	56	Vice President and Trust Officer	N/A	Vice President and Trust Officer, 1981- Present
Edward G. Coll, Jr.	67	Director	1995	President, Alfred University, retired 2000
Jack R. Emrick	47	Senior Vice President and Retail Bank Manager	N/A	Senior Vice President and Retail Bank Manager, 1992- Present
Stoner E. Horey	55	Director	1992	Assistant Commissioner of Empire State Development and physician
Sue A. Lacy	46	Senior Vice President and Personnel Manager	N/A	Human Resources Manager 1988- Present
James P. Nicoloff	47	Senior Vice President and Chief Financial Officer	N/A	Senior Vice President and Chief Financial Officer, 1992- Present
Charles D. Oliver	59	Director	1992	Partner and General Manager, Charles F. Oliver & Son (farm machinery dealer)
Alain Percet	57	Director	2000	Senior Vice President, Alstom Transportation, Inc.
Kenneth D. Philbrick(1)	64	President and Chief Executive Officer and Director	1975	President and Chief Executive Officer 1977-Present
Lawrence D. Philbrick(1)	40	Senior Vice President and Senior Operations Officer	N/A	Senior Vice President and Senior Operations Officer, 1991-Present
Laurie B. Puffer (1)	39	Corporate Secretary and Branch Operations Manager	N/A	Corporate Secretary and Branch Operations Manager; 1992-Present
David A. Shults	58	Chairman of the Board and Director	1971	Partner, Shults & Shults, Attorneys; General Counsel to Bank

39

Name	Age	Current Position (s) with Corporation (or Bank)	Director Since	Principal Occupation During Past Five Years and/or Position(s) Held with the Corporation (or Bank)
Eric Shults	60	Director	1974	Partner, Shults & Shults, Attorneys; General Counsel to Bank
James B. VanBrunt	61	Executive Vice President	N/A	Executive Vice President, Senior Lending Officer, 1988- Present
Sherry C. Walton	49	Director	1999	Adjunct Professor, Alfred University
Charles K. Wellington	71	Director	1983	Retired

*(1)*Lawrence D. Philbrick is the son of Kenneth D. Philbrick and the brother of Laurie B. Puffer, and Laurie B. Puffer is the daughter of Kenneth D. Philbrick and the sister of Lawrence D. Philbrick.

Each of the officers of the Corporation and of the Bank serves at the discretion of its respective Board of Directors. All Directors hold office for a one-year term until the next annual meeting of shareholders and until their successors are elected and have qualified.

COMPENSATION OF DIRECTORS AND OFFICERS

Compensation of Directors

All Directors of the Corporation are also directors of the Bank. During 2001, the Bank held 12 Board meetings and 33 Committee meetings. Directors receive $400.00 for each Board meeting attended and $200.00 for each Committee meeting attended prior to April 11, 2001, and $225.00 for all meetings subsequent to that date. They also receive a $2,500 retainer fee if they attend at least 50% of the meetings.

Executive Compensation

The following table sets forth the aggregate annual remuneration that was paid for the year ending December 31, 2001 for each of the five highest paid persons who are officers of the Corporation or the Bank:

Name of Individual	Capacities in Which Remuneration Received	Aggregate Remuneration
Kenneth D. Philbrick	President, Chief Executive Officer and a Director	$236,000
James B. Van Brunt	Executive Vice President and Senior Lending Officer	$110,000
Lawrence D. Philbrick	Senior Vice President and Senior Operations Officer	$93,000

James P. Nicoloff	Senior Vice President, Treasurer and Chief Financial Officer	$92,000
Jack R. Emrick	Senior Vice President and Retail Bank Manager	$90,000

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SHAREHOLDERS

The following table sets forth information concerning the number of shares of Common Stock beneficially owned, directly or indirectly, as of December 31, 2001, by (i) each of the five highest paid persons who are officers and/or Directors of the Corporation, (ii) all executive officers and Directors of the Corporation as a group, and (iii) each shareholder that owns more than 10% of the Corporation's Common Stock.

Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned *(1)*	Percent of Class
Kenneth D. Philbrick (2) One Steuben Square Hornell, New York 14843	10,043.950	*
James B. Van Brunt (3) One Steuben Square Hornell, New York 14843	2,267.309	*
Lawrence D. Philbrick One Steuben Square Hornell, New York 14843	69.336	*
James P. Nicoloff (4) One Steuben Square Hornell, New York 14843	1,650.000	*
Jack R. Emrick (5) One Steuben Square Hornell, New York 14843	550.000	*
David A. Shults (6) 9 Seneca Street Hornell, New York 14843	271,357.662	16.7
All Directors and Executive Officers as a Group (15 persons, including those named above)	409,515.786	25.3

* Indicates less than 1% of the Corporation's issued and outstanding shares of Common Stock.

41

(1)The securities "beneficially owned" by an individual have been determined in accordance with the definitions of "beneficial ownership," "affiliate" and "associate" as set forth in SEC Rules 13d-3 and 12b-2 under the Exchange Act and may include securities owned by or for the individual's spouse and minor children and any other relative who has the same home, as well as securities as to which the individual has or shares voting or investment power or has the right to acquire beneficial ownership within sixty days after December 31, 2000. Beneficial ownership may be disclaimed as to certain of the securities.

(2)Includes 7,292.072 shares held directly by Mr. Philbrick and 2,751.878 shares held by his spouse.

(3)Includes 58.309 shares held by Mr. Van Brunt's spouse and 2,209.000 shares held in an IRA over which Mr. Van Brunt has sole voting and investment power.

(4)Includes 540 shares held jointly by Mr. Nicoloff and Michele A. Nicoloff, 200 shares held by Mr. Nicoloff as custodian for Patrick J. Nicoloff, 50 shares held by Mr. Nicoloff as custodian for Michael W. Nicoloff, and 860 shares held in an IRA for Mr. Nicoloff.

(5)Includes 400 shares held directly by Mr. Emrick and his spouse and 150 shares held joint by Mr. Emrick and his brother.

(6)Includes (i) 78,700.139 shares owned by Mr. D. Shults directly, (ii) 20,214.281 shares owned by Mr. D. Shults' spouse, (iii) 183,650.682 shares owned by members of Mr. D. Shults' family over which he has voting control as a fiduciary or the holder of a power-of-attorney, and (iv) 8,298.974 shares owned by D. Shults trust.

CERTAIN TRANSACTIONS

No consideration, monetary or otherwise (including any formal or informal agreement relating to the payment of compensation in any form) has been given or offered to any shareholder, officer or Director of the Corporation or the Bank, or to any member of the immediate family of any of such persons, in connection with the shares offered hereby.

The Corporation's officers and Directors and members of their immediate families and businesses in which these individuals may hold controlling interests are customers of the Bank and it is anticipated that such parties will continue to be Bank customers in the future. Credit transactions with these parties are subject to review by the Bank's Board of Directors and/or a Committee thereof. All outstanding loans and extensions of credit by the Bank to these parties were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral requirements, as those prevailing at the time for comparable transactions with other persons and, in the opinion of management, did not involve more than the normal risk of noncollectibility or present other unfavorable features.

LITIGATION

The Corporation is not aware of any pending or threatened litigation, investigation, or regulatory action which would have a material adverse effect upon it or the Bank.

EXPERTS

The consolidated financial statements of Steuben Trust Corporation and subsidiaries as of December 31, 2001 and 2000 and for the years then ended have been included herein and incorporated by reference in the Form 1-A Offering Statement in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The validity of the shares of Common Stock being offered hereby will be passed upon for the Corporation by Underberg and Kessler LLP, Rochester, New York.

POWER OF ATTORNEY

The Issuer and each person whose signature appears below hereby appoints Kenneth D. Philbrick and James P. Nicoloff, and each of them, as attorneys-in-fact, each with full power of substitution, to execute in their names and on behalf of the Issuer and each such person, individually and in each capacity stated below, one or more amendments (including post-effective amendments) to this Offering Statement as the attorney-in-fact acting on the premise shall from time to time deem appropriate and to file any such amendment to this Offering Statement with the Securities and Exchange Commission.

SIGNATURES

The Issuer. The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hornell, New York, on this 1st day of March, 2002.

STEUBEN TRUST CORPORATION

By: James P. Nicoloff
James P. Nicoloff,
Senior Vice President and
Chief Financial Officer

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated:

Date: March 1, 2002

By: Kenneth D. Philbrick*
Kenneth D. Philbrick, President,
Chief Executive Officer and a
Director

Date: March 1, 2002

By: James P. Nicoloff
James P. Nicoloff,
Senior Vice President, Treasurer and
Chief Financial Officer

Date: March 1, 2002	By: David A. Shults* David A. Shults, Director and Chairman of the Board
Date: March 1, 2002	By: Robert U. Blades, Jr.* Robert U. Blades, Jr., Director
Date: March 1, 2002	By: Edward G. Coll, Jr.* Edward G. Coll, Jr., Director
Date: March 1, 2002	By: Stoner E. Horey* Stoner E. Horey, Director
Date: March 1, 2002	By: Charles D. Oliver* Charles D. Oliver, Director
Date: March 1, 2002	By: Alain Percet* Alain Percet, Director
Date: March 1, 2002	By: Eric Shults* Eric Shults, Director
Date: March 1, 2002	By: Sherry C. Walton* Sherry C. Walton, Director
Date: March 1, 2002	By: Charles K. Wellington* Charles K. Wellington, Director

*By: Jim P. Nicoloff
James P. Nicoloff, as Attorney-in-Fact

Exhibit Index

Exhibit Number	Description	Sequential Page Location
2-1	Certificate of Incorporation of Steuben Trust Corporation, as amended	*
2-2	Bylaws of Steuben Trust Corporation	*
3	Designation of Relative Rights, Preferences, etc. of Corporation's Series A Preferred Stock	See Exhibit 2-1 above
4	Authorization Form for Corporation's Dividend Reinvestment and Stock Purchase Plan	See Annex 2 to Offering Circular
10-1	Consent of KPMG LLP, Independent Auditors	Page III-4
10-2	Consent of Underberg & Kessler LLP	Included in Exhibit 11
11	Opinion of Underberg & Kessler LLP	*

* Indicates previously filed document.

EXHIBIT A

FINANCIAL STATEMENTS

Index to Financial Statements

CONSOLIDATED STATEMENTS OF CONDITION
DECEMBER 31, 2001 AND 2000
(In thousands, except share amounts)

ASSETS	2001	2000
Cash and due from banks	$ 10,389	9,238
Federal funds sold	9,000	10,000
Securities available for sale, at fair value	57,235	36,630
Loans	176,032	188,582
Allowance for loan losses	(2,000)	(2,000)
Loans, net	174,032	186,582
Premises and equipment, net	9,628	9,913
Accrued interest receivable	1,281	1,744
Intangible assets, net of accumulated amortization of $3,813 in 2001 and $3,158 in 2000	2,921	3,576
Other assets	6,959	6,929
TOTAL ASSETS	**$ 271,445**	**264,612**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits		
Demand	37,904	33,576
Savings	97,958	87,468
Time	104,478	105,199
	240,340	226,243
Trust preferred securities (note 14)	4,842	—
Advances from Federal Home Loan Bank	6,000	13,000
Accrued interest payable	1,020	1,200
Other liabilities	939	789
Total liabilities	253,141	241,232
Commitments and contingencies (note 16)		
SHAREHOLDERS' EQUITY		
Preferred stock - Series A Cumulative Convertible $10 par value; 500,000 shares authorized, no shares issued in 2001, 65,000 shares issued and outstanding in 2000	—	650
Common stock - $1 par value; 5,000,000 shares authorized, 1,627,386 shares issued and outstanding in 2001, 1,616,308 in 2000	1,627	1,616
Additional paid-in capital	1,560	6,898
Undivided profits	14,895	15,184
Accumulated other comprehensive income	242	59
Treasury stock common, at cost, 1,320 shares in 2001	(20)	—
Treasury stock preferred, at cost, 10,000 shares in 2000	—	(1,027)
Total shareholders' equity	18,304	23,380
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 271,445**	**264,612**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2001 AND 2000
(In thousands, except per share amounts)

	2001	2000
INTEREST INCOME		
Loans	$ 15,276	15,995
Securities available for sale	2,530	2,499
Federal funds sold and other	448	539
Total interest income	18,254	19,033
INTEREST EXPENSE		
Savings and time deposits	7,773	8,185
FHLB advances	521	724
Trust preferred securities	238	—
Total interest expense	8,532	8,909
Net interest income	9,722	10,124
Provision for loan losses	347	1,143
Net interest income after provision for loan losses	9,375	8,981
OTHER INCOME		
Service charges	1,078	987
Trust income	574	558
Net gain on sale of premises and other assets	14	15
Other	314	296
Total other income	1,980	1,856
OPERATING EXPENSES		
Salaries and employee benefits	4,256	4,081
Occupancy	555	526
Depreciation and amortization	1,770	1,658
Marketing and public relations	161	95
Office supplies, printing, postage and courier	538	473
Professional fees	187	163
Furniture and equipment maintenance	445	453
Other operating	1,310	1,236
Total operating expenses	9,222	8,685
Income before income taxes	2,133	2,152
INCOME TAXES	504	482
NET INCOME	1,629	1,670
Dividends on Series A preferred stock	313	440
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	**$ 1,316**	**1,230**
NET INCOME PER COMMON SHARE, BASIC	**$ .81**	**.76**
NET INCOME PER COMMON SHARE, DILUTED	**$ .81**	**.76**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2001 AND 2000
(In thousands, except share data and per share amounts)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Undivided Profits	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
BALANCE, DECEMBER 31, 1999	**$ 650**	**1,605**	**6,736**	**14,775**	**(327)**	**(1,027)**	**22,412**
Comprehensive income:							
Net income	—	—	—	1,670	—	—	1,670
Change in unrealized gain on securities available for sale, net of tax	—	—	—	—	386	—	386
Total comprehensive income	—	—	—	1,670	386	—	2,056
Cash dividends paid:							
$8.00 per Preferred share	—	—	—	(440)	—	—	(440)
$.51 per Common share	—	—	—	(821)	—	—	(821)
Stock sold:							
11,547 Common shares	—	11	162	—	—	—	173
BALANCE, DECEMBER 31, 2000	**$ 650**	**1,616**	**6,898**	**15,184**	**59**	**(1,027)**	**23,380**
Comprehensive income:							
Net income	—	—	—	1,629	—	—	1,629
Change in unrealized gain on securities available for sale, net of tax	—	—	—	—	183	—	183
Total comprehensive income	—	—	—	1,629	183	—	1,812
Redemption and retirement of Series A Cumulative Preferred Stock	(650)	—	(5,493)	(714)	—	1,027	(5,830)
Cash dividends paid:							
$5.69 per Preferred share	—	—	—	(313)	—	—	(313)
$.55 per Common share	—	—	—	(891)	—	—	(891)
Treasury shares purchased:							
1,320 Common shares	—	—	—	—	—	(20)	(20)
Stock sold:							
11,078 Common shares	—	11	155	—	—	—	166
BALANCE, DECEMBER 31, 2001	**$ —**	**1,627**	**1,560**	**14,895**	**242**	**(20)**	**18,304**

Changes in unrealized gains on securities	2001	2000
Holding gains arising during period	$ 183	386
Less: reclassification adjustment for realized gains included in net income	—	—
Increase in unrealized gains on securities available for sale, net of tax	$ 183	386

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001 AND 2000
(In thousands)

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,629	1,670
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	1,770	1,658
Provision for loan losses	347	1,143
Gains on sale of securities	—	—
Gains on sale of premises and other assets	(14)	(15)
Deferred income tax (benefit)/expense	(71)	12
Change in:		
Accrued interest receivable	463	(109)
Other assets	42	(462)
Accrued interest payable	(180)	358
Other liabilities	35	(12)
Net cash provided by operating activities	4,021	4,243
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from maturities of securities available for sale	73,188	38,944
Principal payments on securities available for sale	5,914	5,666
Purchases of securities available for sale	(99,410)	(36,858)
Principal collected on loans and sales of loans	89,375	82,050
Loans made to customers	(77,172)	(98,186)
Proceeds from sale of premises and other assets	14	115
Capital expenditures	(827)	(683)
Net cash used in investing activities	(8,918)	(8,952)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase in demand and savings deposits	14,818	5,123
Net (decrease) increase in time deposits	(721)	7,825
Repayment of FHLB advances	(7,000)	(5,000)
Proceeds from FHLB advances	—	5,000
Redemption of preferred stock	(5,830)	—
Issuance of trust preferred securities, net	4,839	—
Common stock issued, dividend reinvestment plan	166	173
Common treasury stock purchased	(20)	—
Dividends paid	(1,204)	(1,261)
Net cash provided by financing activities	5,048	11,860
NET INCREASE IN CASH AND CASH EQUIVALENTS	**151**	**7,151**
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**$ 19,238**	**12,087**
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 19,389**	**19,238**

(continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED
(In thousands)

	2001	2000
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Interest	$ 8,712	8,551
Income taxes	350	640
Non-cash investing activities:		
Increase in unrealized gains on securities available for sale, net of tax	183	386

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

1. ORGANIZATION AND ACQUISITIONS

Steuben Trust Corporation (the Company) is both a bank holding company and a financial holding company subject to regulation by certain federal and state agencies, including the Federal Deposit Insurance Corporation. The Company, through its bank subsidiary, Steuben Trust Company (the Bank), provides financial services to individuals and businesses primarily in Steuben, Allegany and Livingston counties in New York State. The Company also has a subsidiary trust, Steuben Capital Trust I (note 14).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America. The following is a description of the significant accounting policies followed by the Company.

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiaries, Steuben Trust Company and Steuben Capital Trust I. All material intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities

The Company classifies its debt securities as either available for sale or held to maturity. Held to maturity securities are those debt securities that the Company has the positive intent and the ability to hold until maturity. All other securities not included in held to maturity are classified as available for sale. Currently, the Company does not maintain any securities classified as held to maturity.

Available for sale securities are recorded at fair value. Held to maturity securities, if any, are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on available for sale securities are excluded from earnings and are reported as a component of accumulated other comprehensive income in shareholders' equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer. The unrealized holding gains or losses included in the separate component of equity for securities transferred from available for sale to held to maturity are maintained and amortized into earnings over the remaining life of the security as an adjustment to yield in a manner consistent with the amortization or accretion of premium or discount on the associated security. A decline in the fair value of any available for sale or held to maturity security below cost, that is deemed other than temporary, is charged to earnings resulting in the establishment of a new cost basis for the security.

Interest income includes interest earned on the securities and the amortization of premiums and accretion of discounts of the related held to maturity securities as an adjustment to yield using the effective interest method. Realized gains and losses on securities are recognized on the trade date, are included in earnings and are calculated using the specific identification method for determining the cost of securities sold.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Loans

Loans are reported at the principal amount outstanding, net of unearned premiums and deferred fees. Fees and certain direct origination costs related to lending activities are recognized in earnings on a basis that approximates the interest method over the lives of the loans.

Interest and fees on loans are not included in income when, in management's opinion, collection is not assured. Such loans are designated as non-accruing and income is subsequently recognized to the extent amounts are collected.

Allowance for Loan Losses

The Company's provision for loan losses charged to operations is based upon management's evaluation of the loan portfolio. The allowance for loan losses is maintained at an amount management deems adequate to provide for loan losses inherent in the portfolio considering the character of the loan portfolio, economic conditions, analysis of specific loans and historical loss experience. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examinations.

A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts of principal and interest under the original terms of the agreement. Accordingly, the Company measures certain impaired commercial loans based on the present value of future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The Company collectively evaluates large groups of small balance, homogeneous loans for impairment, which include commercial loans less than $100,000, all residential mortgages, automobile and other consumer loans. The Company accounts for troubled debt restructuring involving a modification of terms at fair value as of the date of the restructuring.

Other Real Estate Owned

Other real estate owned includes property acquired through, or in lieu of, formal foreclosure. Write-downs from cost to estimated fair value which are required at the time of foreclosure are charged to the allowance for loan losses. After transfer, the property is carried at the lower of cost or fair value, less estimated selling expenses. Adjustments to the carrying value of such properties that result from subsequent declines in value are charged to operations in the period in which the declines occur.

Intangible Assets

Core deposit intangibles from the purchase of deposits are being amortized over the expected useful life of 10 years on the straight-line method. Intangible assets are periodically reviewed for possible impairment or when events or circumstances may affect the underlying basis of the asset.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily on the straight-line method over the estimated service lives of the assets.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income consists of the net unrealized holding gains of securities available for sale, net of the related tax effect. Comprehensive income on the consolidated statements of shareholders' equity and comprehensive income includes net income and other comprehensive income.

Net Income Per Share

Basic net income per common share is calculated by dividing net income, reduced for any dividends paid on the Company's preferred stock, by the weighted average number of common shares outstanding during the year. Diluted net income per common share reflects the effect of common stock issuable upon conversion of convertible preferred stock only if dilutive.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period which includes the enactment date.

Pension Plan

The Company has a defined benefit pension plan covering substantially all of its employees. Benefits are based on years of credited service and the employee's average compensation during a five-year period within the last ten years of employment. The Company's funding policy is to contribute annually an amount consistent with the requirements of the Employee Retirement Income Security Act and the Internal Revenue Code.

Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold.

Financial Instruments With Off-Balance Sheet Risk

The Company does not engage in the use of derivative financial instruments and the Company's only financial instruments with off-balance sheet risk are commercial letters of credit and mortgage, commercial and credit card commitments. These off-balance sheet items are shown in the Company's consolidated statement of condition upon funding.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Other Standards

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities.* This statement requires the Company to recognize all derivatives as either assets or liabilities, with the instruments measured at fair value. The accounting for gains and losses resulting from changes in fair value of the derivative instrument depends on the intended use of the derivative and the type of risk being hedged. This statement is effective for fiscal years beginning after June 15, 2000, although earlier adoption is permitted. The bank adopted SFAS No. 133 on January 1, 2001, and it did not have an effect on the Company's financial position or results of operations.

In June 2000, the Board issued SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities,* an amendment of FASB Statement No. 133. This statement addresses a limited number of issues causing implementation difficulties for numerous entities that are required to apply Statement 133. This statement was adopted by the Bank on January 1, 2001, and it did not have an effect on the Company's financial position or results of operations.

Recent Accounting Pronouncements

In July 2001 the Financial Accounting Standards Board (FASB) issued SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." SFAS No. 141 supersedes Accounting Principles Board (APB) No. 16, "Business Combinations," and requires all acquisitions to be accounted for under the purchase method of accounting, thus eliminating the pooling of interest method of accounting for acquisitions. The Statement did not change many of the provisions of APB Opinion 16 related to the application of the purchase method. However, the Statement does specify criteria for recognizing intangible assets separate from goodwill and requires additional disclosures regarding business combinations initiated after June 30, 2001.

SFAS No. 142 requires acquired intangible assets (other than goodwill) to be amortized over their useful economic life, while goodwill and any acquired intangible asset with an indefinite useful economic life would not be amortized, but would be reviewed for impairment on an annual basis based upon guidelines specified by the Statement. SFAS No. 142 also requires additional disclosures pertaining to goodwill and intangible assets. The provisions of SFAS No. 142 are required to be applied by the Company as of January 1, 2002. However, for goodwill and intangible assets acquired after June 30, 2001, the nonamortization and amortization provisions of this Statement become effective immediately.

At December 31, 2001, the Company had no goodwill. It is anticipated that the adoption of SFAS No. 141 and No. 142 will not have a material impact on the Company's results of operations.

3. SECURITIES AVAILABLE FOR SALE

The amortized cost and fair value of securities available for sale at December 31, 2001 and 2000 are as follows (in thousands):

2001	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Debt securities				
United States Agency securities	$ 2,991	2	—	2,993
State and municipal securities	16,023	197	61	16,159
Mortgage-backed securities				
GNMA	6,113	118	—	6,231
FNMA	8,103	111	50	8,164
FHLMC	22,711	221	143	22,789
Total debt securities	55,941	649	254	56,336
Equity securities				
Federal Home Loan Bank stock	863	—	—	863
Corporate stocks	36	—	—	36
Total equity securities	899	—	—	899
TOTAL SECURITIES AVAILABLE FOR SALE	**$ 56,840**	**649**	**254**	**57,235**

2000	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Debt securities				
United States Treasury	$ 3,000	10	—	3,010
State and municipal securities	13,964	44	65	13,943
Mortgage-backed securities				
GNMA	6,003	33	10	6,026
FNMA	5,213	43	6	5,250
FHLMC	7,269	80	31	7,318
Total debt securities	35,449	210	112	35,547
Equity securities				
Federal Home Loan Bank stock	1,047	—	—	1,047
Corporate stocks	36	—	—	36
Total equity securities	1,083	—	—	1,083
TOTAL SECURITIES AVAILABLE FOR SALE	**$ 36,532**	**210**	**112**	**36,630**

3. **SECURITIES AVAILABLE FOR SALE** (continued)

There were no security sales in 2001 or 2000.

The following is a tabulation of debt securities by maturity date as of December 31, 2001 (in thousands):

	Amortized Cost	Fair Value
Due in one year or less	$ 11,178	11,215
Due after one year through five years	4,677	4,765
Due after five years through ten years	11,486	11,492
Due after ten years	28,600	28,864
TOTAL	**$ 55,941**	**56,336**

At December 31, 2001, securities with an amortized cost of $37,723,000 were pledged to secure governmental deposits and for other purposes as required or permitted by law.

4. **LOANS**

The following is a summary of loans outstanding at December 31, 2001 and 2000 (in thousands):

	2001	2000
Residential mortgages and home equity loans	$ 75,290	75,068
Commercial loans	45,468	46,673
Auto loans and other	53,027	64,607
Credit card loans	1,945	1,999
Total loans	175,730	188,347
Allowance for loan losses	(2,000)	(2,000)
Net unearned loan premiums and fees	302	235
NET LOANS	**$174,032**	**186,582**

At December 31, 2001, residential mortgages of $8,000,000 were pledged to secure advances from the Federal Home Loan Bank.

The Company's market area is generally Steuben, Allegany, and Livingston counties in New York State. Most of its loans are made in its market area and, accordingly, the ultimate collectibility of the Company's loan portfolio is susceptible to changes in market conditions in this area.

The Company's concentration of credit risk is shown in the above schedule of loans outstanding. The concentration of off-balance sheet credit risk in commercial letters of credit and mortgage, commercial, auto loans and credit card commitments is similar to the loans outstanding above. Management is not aware of any material concentrations of credit risk to any industry or individual borrower.

5. ALLOWANCE FOR LOAN LOSSES

The following is a summary of changes in the allowance for loan losses for the years ended December 31, 2001 and 2000 (in thousands):

	2001	2000
Balance at beginning of year	$ 2,000	1,800
Provision for loan losses	347	1,143
Loan charge-offs	(762)	(1,027)
Recoveries	415	84
BALANCE AT END OF YEAR	**$ 2,000**	**2,000**

Loans past due in excess of 90 days and non-accrual loans at December 31, 2001 and 2000 were as follows (in thousands):

	2001			2000		
	90 Days and Over	Non-Accrual	Total	90 Days and Over	Non-Accrual	Total
Residential mortgages and home equity loans	$ 429	80	509	484	177	661
Commercial loans	—	1,407	1,407	—	1,149	1,149
Auto loans and all others	—	431	431	—	594	594
TOTAL	**$ 429**	**1,918**	**2,347**	**484**	**1,920**	**2,404**

The effect of non-accrual loans on interest income is not material to the financial statements. At December 31, 2001 and 2000, the recorded investment in loans that are considered impaired totaled $893,000 and $2,899,000, respectively. There was no impairment allowance associated with these loans at December 31, 2001 compared to $220,000 at December 31, 2000. The average recorded investments in impaired loans during the year was approximately $2,238,000 for 2001 and $2,222,000 for 2000. The amount of interest income recognized for impaired loans was not significant for the years ended December 31, 2001 and 2000.

6. PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2001 and 2000 consist of the following (in thousands):

	2001	2000
Bank premises	$ 7,952	7,902
Furniture and equipment	7,155	6,423
	15,107	14,325
Accumulated depreciation	5,479	4,412
NET	**$ 9,628**	**9,913**

7. INCOME TAXES

Total income tax expense (benefit) for the years ended December 31, 2001 and 2000 were allocated as follows (in thousands):

	2001	2000
Income from operations	$ 504	482
Change in shareholders' equity for unrealized gain on securities available for sale	114	256
TOTAL	**$ 618**	**738**

The components of income tax expense/(benefit) on operations are as follows (in thousands):

	Current	Deferred	Total
Year ended December 31, 2001			
Federal	$ 537	(58)	479
State	38	(13)	25
TOTAL	**$ 575**	**(71)**	**504**

	Current	Deferred	Total
Year ended December 31, 2000			
Federal	$ 449	10	459
State	21	2	23
TOTAL	**$ 470**	**12**	**482**

7. INCOME TAXES (continued)

The actual and statutory tax rates on operations for the years ended December 31, 2001 and 2000 differ as follows:

	2001	2000
Statutory rate	34.0%	34.0%
Increase (decrease) resulting from:		
Tax-exempt income	(11.7)	(12.3)
State taxes, net of federal income tax benefit	.5	.7
Other	.8	—
ACTUAL RATE	**23.6%**	**22.4%**

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2001 and 2000 are presented below (in thousands):

	2001	2000
Deferred tax assets		
Allowance for loan losses	$ 612	600
Core deposit intangibles	477	397
Other	150	115
Total gross deferred tax assets	1,239	1,112
Deferred tax liabilities		
Depreciation	430	421
Net unrealized gain on securities available for sale	153	39
Prepaid pension expenses	278	254
Other	121	98
Total gross deferred tax liabilities	982	812
NET DEFERRED TAX ASSET	**$ 257**	**300**

Realization of deferred tax assets is dependent upon the generation of future taxable income or the existence of sufficient taxable income within the carryback period. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, management considers the scheduled reversal of the deferred tax liabilities, the level of historical taxable income and projected future taxable income over the periods in which the temporary differences comprising the deferred tax assets will be deductible. Based on its assessment, management determined that no valuation allowance is necessary.

8. DEPOSITS

Contractual maturities of time deposits at December 31, 2001 and 2000 were as follows (in thousands):

	2001	2000
Under three months	$ 26,538	29,774
Three to twelve months	52,850	42,746
Over one year to three years	25,090	32,653
Over three years	—	26
TOTAL TIME DEPOSITS	**$ 104,478**	**105,199**

Certificates of deposit are included in time deposits. Certificates of deposit of $100,000 and over were $19,152,000 and $20,653,000 at December 31, 2001 and 2000, respectively. Interest expense on certificates of deposit of $100,000 and over was $1,085,000 in 2001 and $1,161,000 in 2000.

9. BENEFIT PLANS

Pension Plan

The following table sets forth the defined benefit pension plan's change in benefit obligation and change in plan assets for the years ended December 31, 2001 and 2000, using the most recent actuarial data measured at October 1, 2001 and 2000 (in thousands):

	2001	2000
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 3,171	2,764
Service cost	195	180
Interest cost	225	204
Actuarial loss (gain)	(135)	198
Benefits paid	(141)	(137)
Plan expenses	(34)	(38)
Benefit obligation at end of year	3,281	3,171
Change in plan assets:		
Fair value of plan assets at beginning of year	4,111	3,795
Actual return on plan assets	(329)	383
Benefits paid	(141)	(137)
Plan expenses	(34)	(38)
Contributions	126	108
Fair value at end of year	3,733	4,111
Funded status	452	940
Unamortized net asset at transition	—	(15)
Unrecognized net gain subsequent to transition	245	(282)
Unamortized prior service cost	16	8
PREPAID BENEFIT COST (included in other assets)	**$ 713**	**651**

9. **BENEFIT PLANS** (continued)

Pension cost consists of the following components for the years ended December 31, 2001, and 2000 (in thousands):

	2001	2000
Service cost	$ 195	180
Interest on projected benefit obligation	225	204
Expected return on plan assets	(344)	(321)
Amortization of transition asset	—	(14)
Amortization of unrecognized prior service cost	(12)	2
Net periodic pension expense	64	51
Weighted average discount rate	7.25%	7.50%
Expected long-term rate of return	8.50%	8.50%

The projected benefit obligation assumed a long-term rate of increase in future compensation levels of 4.25% and 4.0% for 2001 and 2000, respectively. The unamortized net asset at transition is being amortized over 15 years through 2001.

Deferred Compensation Plan

In September, 1998, the Company adopted a Deferred Compensation Plan (DCP) which permits active directors and the Chief Executive Officer the option to defer receipt of all or any portion of their future salary, bonus, or directors' fees. The amounts deferred will earn income at the prime rate and are payable upon retirement. Deferred compensation liability at December 31, 2001 and 2000, was $292,000 and $198,000, respectively. Deferred compensation related to this plan was $71,000 in 2001 and $69,000 in 2000.

In conjunction with the DCP, the Company entered into split-dollar agreements whereby, upon death, the director's or officer's beneficiary will receive the deferred account balance or a death benefit, whichever is greater. These split dollar agreements were financed in December, 1998, through the purchase of life insurance policies. The cash surrender value of these policies was $5,410,000 and $5,165,000 at December 31, 2001 and 2000, respectively, and is included in other assets.

401(k) Plan

The Company sponsors a defined contribution profit sharing (401(k)) plan covering substantially all employees. The Company matched certain levels of each employee's contributions to the plan resulting in an expense of $83,000 and $74,000 in 2001 and 2000, respectively.

10. RELATED PARTY TRANSACTIONS

Executive officers and directors and their associates were customers of and had other transactions with the Company in the ordinary course of business. It is the Company's policy that all such loans and commitments be made in substantially the same terms as those for comparable transactions with other parties. A summary of the changes in outstanding loans to executive officers and directors, or indirectly made for their benefit, for the years ended December 31, 2001 and 2000 follows (in thousands):

	2001	2000
Balance of loans outstanding at beginning of year	$ 688	708
New loans and increases in existing loans	209	130
Loan principal repayments	(417)	(150)
BALANCE AT END OF YEAR	**$ 480**	**688**

11. REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2001, the most recent notification from the Federal Deposit Insurance Corporation and the State of New York Banking Department categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

11. REGULATORY CAPITAL REQUIREMENTS (continued)

The Bank's regulatory capital amounts and ratios are presented in the following table (in thousands):

	Actual Regulatory Capital:		Minimum Regulatory Capital Requirement:		To Be "Well Capitalized" Under Regulatory Capital Requirement:	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001:						
Total Capital (to Risk Weighted Assets	$ 22,432	13.16%	13,637	8.00	17,047	10.00
Tier I Capital (to Risk Weighted Assets)	20,432	11.99	6,819	4.00	10,228	6.00
Tier I Capital (to Average Assets)	20,432	7.52	10,874	4.00	13,593	5.00
As of December 31, 2000:						
Total Capital (to Risk Weighted Assets	$ 22,036	12.28%	14,357	8.00	17,946	10.00
Tier I Capital (to Risk Weighted Assets)	20,036	11.16	7,179	4.00	10,768	6.00
Tier I Capital (to Average Assets)	20,036	7.74	10,353	4.00	12,941	5.00

The Company's ratios are comparable to the Bank's stated above. The Company's actual Tier I capital ratio (to Average Assets) at December 31, 2001 was 7.44% compared to 7.75% for December 31, 2000.

12. SHAREHOLDERS' EQUITY

On July 17, 2001, the Company redeemed all 55,000 outstanding shares of its 8% Series A Cumulative Convertible Preferred Stock. These shares were redeemed at a price of $106.00 per share plus accrued dividends of $1.69 per share. The 55,000 shares, plus the 10,000 shares held in treasury stock, were then retired.

Payment of dividends by the Bank is limited or restricted in certain circumstances. According to state banking law, approval of the State of New York Banking Department is required for the declaration of dividends by a bank in any year in which the dividends declared will exceed its net profits for that year combined with its retained net profits of the preceding two years. Dividends in the amount of $829,000 are available from the Bank at December 31, 2001 without the approval of the State of New York Banking Department.

13. NET INCOME PER SHARE

The following is a summary of the net income per share calculation for the years ended December 31, 2001 and 2000 (in thousands, except share data):

	2001			2000		
	Income	Weighted Average Shares Outstanding	Per Share Amount	Income	Weighted Average Shares Outstanding	Per Share Amount
Net Income	$ 1,629			1,670		
Less: Preferred stock dividends	313			440		
Basic net income per share						
Income available to common shareholders	1,316	1,621,973	$ .81	1,230	1,611,395	$ .76
Effect of dilutive securities						
Convertible preferred stock	—	—		—	—	
Diluted net income per share						
Income available to common shareholders and assumed conversions	$ 1,316	1,621,973	$ .81	1,230	1,611,395	$ .76

The convertible preferred stock was antidilutive for 2001 and 2000 as the amount of preferred stock dividends per common share, obtainable on conversion, exceeded the basic net income per common share for each year.

14. COMPANY-OBLIGATED MANDATORY REDEEMABLE CUMULATIVE TRUST PREFERRED SECURITIES OF A SUBSIDIARY TRUST, HOLDING SOLELY JUNIOR SUBORDINATED DEBENTURES OF THE COMPANY (Trust Preferred Securities)

On July 16, 2001, $5,000,000 of 10.25% Cumulative Trust Preferred Securities were issued by Steuben Capital Trust I, a Delaware statutory business trust formed and wholly-owned by the Company. The net proceeds from this issuance were invested in the Company in exchange for $5,155,000 Junior Subordinated Debentures. The sole asset of Steuben Capital Trust I, the obligor on the 10.25% Cumulative Trust Preferred Securities, is $5,155,000 principal amount of 10.25% Junior Subordinated Debentures of the Company due July 25, 2031. The Company has entered into several contractual arrangements for the purpose of fully and unconditionally supporting Steuben Capital Trust I's payment of distributions on, payments on any redemption of, and any liquidation distribution with respect to the 10.25% Cumulative Trust Preferred Securities. These contractual arrangements constitute a full and unconditional guarantee by the Company of Steuben Capital Trust I's obligations under the 10.25% Cumulative Trust Preferred Securities.

Cash distributions on both the 10.25% Cumulative Trust Preferred Securities and the 10.25% Junior Subordinated Debentures are payable semi-annually in arrears on the 25th day of January and July of each year.

57

14. COMPANY-OBLIGATED MANDATORY REDEEMABLE CUMULATIVE TRUST PREFERRED SECURITIES OF A SUBSIDIARY TRUST, HOLDING SOLELY JUNIOR SUBORDINATED DEBENTURES OF THE COMPANY (Trust Preferred Securities) (continued)

The 10.25% Cumulative Trust Preferred Securities are subject to mandatory redemption (i) in whole, but not in part, upon repayment of the Junior Subordinated Debentures at Stated Maturity or at the option of Steuben Capital Trust I, their earlier redemption in whole upon the occurrence of certain changes in the tax treatment or capital treatment of the 10.25% Cumulative Trust Preferred Securities or a change in the law so that Steuben Capital Trust I would be considered an investment company and (ii) in whole or in part at any time on or after July 25, 2006, contemporaneously with the optional redemption by the Company of the Junior Subordinated Debentures in whole or part. The Junior Subordinated Debentures are redeemable prior to maturity at the option of the Company (i) in whole or in part on any January 25th or July 25th on or after July 25, 2006, upon not less than 30 days, no more than 60 days, notice following the occurrence and continuation of certain changes in the tax treatment or capital treatment of the 10.25% Cumulative Trust Preferred Securities, or a change in the law so that Capital Trust would be considered an investment company. The ability of the Company to exercise its rights to redeem the Junior Subordinated Debentures or to cause the redemption of the Preferred Securities prior to the Stated Maturity may be subject to prior regulatory approval by the Board of Governors of the Federal Reserve System (the "Federal Reserve"), if then required under applicable Federal Reserve capital guidelines or policies.

15. ADVANCES FROM FEDERAL HOME LOAN BANK

The following is a tabulation of total outstanding advances from the Federal Home Loan Bank of New York (FHLB) as of December 31, 2001 (in thousands):

Maturity Date	Amount	Weighted Average Interest Rate
November 2002	$ 3,000	6.52
March 2003	3,000	5.96
Total	$ 6,000	6.24%

Advances from the FHLB had an average balance of approximately $8,211,000 during 2001 and $11,497,000 during 2000. The maximum outstanding balance at any month end was $13,000,000 for both 2001 and 2000.

The Company has pledged qualifying collateral, primarily mortgage loans, with a market value of at least 110% of the amount of the advances. The Company has an available line of credit with the FHLB equal to 30% of total assets exclusive of withdrawal advances. The Company is required to hold stock in the FHLB in an amount equal to the greater of 5% of the outstanding advance balance or 1% of eligible mortgage loans.

16. COMMITMENTS AND CONTINGENCIES

In the normal course of business, there are various outstanding commitments and contingent liabilities, such as guarantees, and commitments to extend credit, which are not reflected in the accompanying financial statements. The Company does not anticipate losses as a result of these transactions. Mortgage and other loan commitments outstanding at December 31, 2001 and 2000 amounted to $42,949,000 and $31,855,000, respectively. Fixed interest rates on mortgage and other loan commitments outstanding can change prior to closing only if interest rates decrease. Variable rate loans float prior to closing. Outstanding commitments on letters of credit at December 31, 2001 and 2000 amounted to $939,000 and $279,000, respectively.

In the normal conduct of business, the Company is involved in various litigation matters. In the opinion of management, the ultimate disposition of these matters should not have a materially adverse effect on the financial position of the Company.

17. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company is required to disclose the fair value of financial instruments for which it is practicable to estimate fair value. The definition of a financial instrument includes many of the assets and liabilities recognized in the Company's statement of condition, as well as certain off-balance sheet items. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used by the Company in estimating its fair value disclosure for financial instruments:

Securities

Fair values for securities are based on quoted market prices, where available. Where quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying value of Federal Home Loan Bank stock, which is redeemable at par, approximates fair value.

Loans

For variable rate loans that reprice frequently and have no significant credit risk, fair values are based on carrying values. The fair values of fixed rate loans are estimated through discounted cash flow analyses using interest rates currently being offered for loans with similar terms and credit quality.

Delinquent loans are valued using the discounted cash flow methods described above. While credit risk is a component of the discount rate used to value loans, delinquent loans are presumed to possess additional risk. Therefore, the calculated fair value of loans are reduced by the general allowance for loan losses.

17. FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

Deposits

The fair values disclosed for demand and savings deposits are, by definition, equal to the amounts payable on demand at the reporting date (e.g., their carrying values). The fair value of fixed maturity time deposits is estimated using a discounted cash flow approach. This approach applies interest rates currently being offered on certificates to a schedule of weighted average expected monthly maturities on time deposits.

Trust Preferred Securities and Advances from FHLB

The fair value of Trust Preferred Securities and advances from FHLB is estimated using a discounted cash flow approach applying prevailing market interest rates for similar maturing Trust Preferred Securities and FHLB advances.

The estimated fair values of the Company's financial instruments as of December 31, 2001 and 2000 are as follows (in thousands):

	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Securities	$ 57,235	57,235	36,630	36,630
Net loans	174,032	178,205	186,582	185,646
Financial liabilities				
Demand and savings deposits	135,862	135,862	121,044	121,044
Time deposits	104,478	105,515	105,199	106,486
Advances from FHLB	6,000	6,220	13,000	13,049
Trust preferred securities	4,842	4,984	—	—

Other Financial Instruments

Based on characteristics of cash, cash equivalents, federal funds sold, accrued interest receivable and payable, and cash surrender value of insurance policies, the carrying value approximates the fair value. The fair value of commitments to extend credit are equal to the deferred fees outstanding, as the contractual rates and fees approximates those currently charged to originate similar commitments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

PART III

EXHIBITS

Exhibit Index

Exhibit Number	Description	Sequential Page Location
2-1	Certificate of Incorporation of Steuben Trust Corporation, as amended	*
2-2	Bylaws of Steuben Trust Corporation	*
3	Designation of Relative Rights, Preferences, etc. of Corporation's Series A Preferred Stock	See Exhibit 2-1 above
4	Authorization Form for Corporation's Dividend Reinvestment and Stock Purchase Plan	See Annex 2 to Offering Circular
10-1	Consent of KPMG LLP, Independent Auditors	Page III-4
10-2	Consent of Underberg & Kessler LLP	Included in Exhibit 11
11	Opinion of Underberg & Kessler LLP	*

* Indicates previously filed document.

ANNEX 1

SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

ANNEX 2

SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN AUTHORIZATION FORM

KPMG

12 Fountain Plaza, Suite 601
Buffalo, NY 14202

Independent Auditors' Consent

The Board of Directors
Steuben Trust Corporation:

We consent to the inclusion of our report dated January 11, 2002, relating to the consolidated statements of condition of Steuben Trust Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for the years then ended which report appears in Steuben Trust Corporation's registration statement (No. 24-3656) on Post Qualification Amendment No. 8 to Form 1-A with respect to the Share Owner Dividend Reinvestment and Stock Purchase Plan. We also consent to the reference to our firm under the heading "Experts" in the registration statement on Post Qualification Amendment No. 8 to Form 1-A.

KPMG LLP

February 27, 2002
Buffalo, New York